FORM 10-SB

                                 Amendment No. 2

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
                        Under Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                              ENERGY VENTURES INC.
                              --------------------
                 (Name of Small Business Issuer in its charter)


Delaware
(State or other jurisdiction of                   (I.R.S. Employer
incorporation or organization)                     Identification No.)


43 Fairmeadow Avenue, Toronto, Ontario, Canada                  M2P 1W8
----------------------------------------------                  -------
(Address of principal executive offices)                       (Zip Code)


                                 1--416-733-2736
                           (Issuer's Telephone Number)

                                 1-416-733-8407
                              (Issuer's Fax Number)

Securities to be registered under Section 12(b) of the Act:

Title of each class                       Name of each exchange on which
to be so registered                       each class is to be registered

----------------------------------        --------------------------------------

----------------------------------        --------------------------------------


           Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $0.0001 per share
                                (Title of Class)

                                 Page 1 of ___

                                TABLE OF CONTENTS


PART I.........................................................................3
   Item 1.  Description of Business............................................3
   Item 2.  Management's Discussion and Analysis and Plan of Operation........16
   Item 3.  Description of Property...........................................21
   Item 4.  Security Ownership of Certain Beneficial Owners and Management....21
   Item 5.  Directors, Executive Officers, Promoters and Control Persons......22
   Item 6.  Executive Compensation............................................22
   Item 7.  Certain Relationships and Related Transactions....................27
   Item 8.  Description of Securities.........................................27

PART II.........................................................................

   Item 1.  Market Price of and Dividends on the Company's Common Equity and
            Other Shareholder Matters.........................................28
   Item 2.  Legal Proceedings.................................................29
   Item 3.  Changes in and Disagreements with Accountants.....................30
   Item 4.  Recent Sales of Unregistered Securities...........................30
   Item 5.  Indemnification of Directors and Officers.........................30
PART F/S......................................................................31
        Index to Financial Statements.........................................32

PART III........................................................................

        Index to Exhibits.......................................................

SIGNATURES......................................................................

                                 Page 2 of ___

PART I.

Item 1. Description of Business.

(a) Background of Issuer

         Energy Ventures Inc. ( the "Company" or "we"), a Delaware corporation, was formed to develop proprietary technologies for use in the manufacture of batteries. The Company's executive and principal office is located at 43 Fairmeadow Avenue, Toronto, Ontario, M2P 1W8, Canada. We also lease approximately 4093 square feet of office and laboratory space in Building M-16, 1500 Montreal Road, Ottawa, Ontario K1A 0R6. As of April 1, 2000, we had ten employees, seven of whom work out of the Ottawa location, and we anticipate hiring at least three more research scientists during the first half of 2000.

         The Company was originally organized as O.P.D. Acquisitions, Inc. on June 24, 1996. On September 30, 1997, the Company entered into a share-for-share exchange with Energy Ventures Inc. (Canada) ("EVI"), a corporation organized under the laws of Ontario, Canada on November 19, 1996. As a result of the exchange with EVI, the Company issued 1.2 shares of its common stock (or a total of 10,088,400 shares) for each issued and outstanding share of EVI common stock. At the time of this exchange, the Company (i) was not conducting any business,
(ii) had 385 shareholders, and (iii) had 149,179 shares of common stock issued and outstanding, of which D. Wayne Hartford, the President, Chief Executive Officer and Secretary of the Company, owned 120,000 shares. As a result of the share-for-share exchange between EVI and the Company, EVI became a wholly owned subsidiary of the Company and the Company amended its certificate of incorporation on October 27, 1997 to change its name to Energy Ventures Inc. The Company also owns 100% of the equity of another subsidiary, Energy Ventures International Inc., a Barbados corporation. Any reference to the Company, unless the context of the reference requires otherwise, is a reference to Energy
Ventures Inc., a Delaware corporation, and to its consolidated business and operations. The Company has not been involved with any bankruptcy, receivership or similar proceedings. Other than the share-for-share exchange with EVI, the Company has not had any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Special Note Regarding Forward-Looking Statements

         Some of the statements under "Business of Issuer", "Current Projects", "Plan of Operations" and elsewhere in this registration statement are forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements about our plans, objectives, expectations, intentions and assumptions and other statements contained herein that are not statements of historical fact. You can identify these statements by words such as "may", "will", "should", "estimates", "plans", "expects", "believes", "intends" and similar expressions. We cannot guarantee future results, levels of activity, performance or achievements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. You are cautioned not to place undue reliance on any forward-looking statements.

                                  Page 3 of ___

(b) Business of Issuer

         The Company acts as a technology integrator to develop cost effective materials and manufacturing processes for battery and fuel cell systems. Our goals are to improve significantly battery and fuel cell performance and to mitigate environmental and safety hazards. Towards those ends, the Company conducts research and development programs of various energy systems targeted to two principal markets:

         1. Automotive companies, electronic manufacturers and suppliers of communications and electrical services and their respective suppliers. The Company seeks to improve the efficiency, life cycle, convenience and safety of energy cells for these battery and potential fuel cell users.

         2. Consumers of batteries concerned with the cost and environmental impact of using primary batteries.

         The Company also engages in electro-chemical energy research and related product development through a series of strategic agreements with researchers, manufacturers and corporate consumers of batteries and fuel cells.

         The Company's principal business is the development and licensing or sale of technology to improve electro-chemical cells designed to meet the rapidly expanding market for reliable, safe, rechargeable energy systems. This core interest has led us into many related aspects of energy cell development ranging from the formulation of advanced battery materials and systems, to manufacturing processes and the distribution of battery products.

THE INDUSTRY.

Battery Characteristics.

         Batteries are energy storage devices that use a transformation of higher energy state chemical materials into lower energy materials to release electrical energy into a circuit. Primary batteries are not rechargeable and are only able to convert chemical energy into electrical energy. Secondary batteries are rechargeable and can use electrical energy to drive reversible chemical reactions from a lower energy state to a higher energy state, allowing the battery to release electrical energy repeatedly.

         Every battery is made up of one or more cells, which are the basic building blocks in the energy conversion and storage system. When batteries are not charging or discharging they are said to be in an open circuit, that is, no current is flowing through the electric circuit. Each cell has the open circuit voltage potential of its particular electro-chemical system. For example:

Type                                               Circuit Voltage
----                                               ---------------
Lead Acid                                          2.1 volts

Nickel-Cadmium                                     1.2 volts

                                 Page 4 of ___

Nickel-Metal Hydride                               1.2 volts

Alkaline                                           1.5 volts

Nickel-Zinc                                        1.6 volts

Lithium Ion                                        3-4 volts

Zinc-Carbon                                        1.5 volts

         The desired electric circuit voltage is reached by connecting cells in series. For example, most automobiles made since the early 1950's have a nominal 12-volt system. The lead-acid batteries used in these vehicles have 6 cells with
2.1 volts per cell which are connected in series to produce 12.6 volts.

         When batteries are discharging, the voltage is below open circuit with higher discharge rates producing lower voltages. The lower voltage is due to resistive losses within the battery, as well as kinetic losses (the energy required to make the cell reactions occur). As an example, a discharging lead-acid battery in an automobile ranges from just below 12.6 volts with only the radio on, to as low as 6 volts when starting the engine in extremely cold weather.

         When batteries are charging the voltage is above open circuit. The higher voltage is necessary to drive the recharge reactions while overcoming internal resistive losses. Typical charge voltage in a 12-volt automobile system ranges from 13.2 to 15.5 volts. Higher voltage is also required to drive the recharge reactions at lower temperatures.

The Commercial Battery Market

         The world battery and fuel cell market is divided into "large format" systems (principally consisting of hydro load leveling, starting and electrical vehicle systems) and "small format" systems (including the standard "AAA", "AA", "C" and "D" cells). Small format batteries also include a wide variety of specially formatted batteries for use in many applications including watches, electronic devices, computers and telecommunications equipment. Large format systems have been, by necessity, secondary or rechargeable cells while small format systems have been dominated by primary or single use, disposable cells.

         In the past few years the demand for small format, rechargeable cells has grown at up to 40% per year, driven primarily by technological innovation. This growth is, in large part, the result of the growth in electronic, computer and telecommunication devices requiring higher quality and higher capacity rechargeable batteries. A more recent drive has come from safety and environmental concerns as regulatory authorities have begun to restrict battery disposal processes and primary battery production to encourage greater use of rechargeable batteries.

         There is a significant conflict of economic interest between the producers of small format primary batteries and the producers of small format secondary batteries. Major manufacturers have invested heavily in building

                                  Page 5 of ___
plants and distribution channels for primary batteries, but until recently have not invested in secondary battery technology, being content to respond to demand for rechargeable batteries rather than promoting them. The advent of portable electronic and telecommunication devices has introduced Original Equipment Manufacturers ("OEMs") into the battery cell market. OEMs require higher quality batteries to power their products, and since the industry practice is to supply batteries customized to the device, OEMs have become major purchasers of batteries. To improve the economics of many devices, OEMs often specify rechargeable batteries.

         As a result of OEM requirements, available technology and increasing regulation of primary batteries, we believe that the battery industry is entering a phase of major restructuring. This restructuring will encompass research, product development and major conversion of manufacturing and distribution activities, in many cases involving secondary batteries.

         There is no battery industry association that collects and collates industry data on a worldwide scale, and data that does exist is partial in nature and must be treated with some caution. It is estimated, however, that the worldwide market for battery cells of all types is in excess of U.S.$30 billion annually. Large format battery cells have annual sales estimated at U.S.$16 billion and small format cells have annual sales estimated at U.S.$14 billion. The overall market for battery cells is estimated to be growing at 7% annually, with the large format segment growing at 5% annually and the small format segment at approximately 9% annually. Within the small format segment, the market for primary batteries is growing marginally while the secondary battery market is growing at about 25% annually and is currently estimated to be U.S.$5 billion.

Product Categories.

         While there are many individual battery cell product types, they may be logically grouped into the following categories:

Lead Acid (Large Format, Secondary)

         The lead acid system has a nominal voltage of 2.1 volts per cell and is most often seen in the familiar six cell, 12-volt car battery. The standard version of this battery gets several hundred cycles (charge and discharge) when only a small percentage of the power is used. It is designed to be constantly "topped up" by the charging system in an automobile. Despite the fact that there have been complaints about the size, weight and energy density of this system, it has been in use in the automotive market for many years with very modest changes and it will probably remain so for the foreseeable future. The lead acid system, however, has been modified and improved for use in niche markets such as golf carts, trolling motors and lawn mowers and there continues to be interest in upgrading the system despite the existence of more modern energy systems.

Fuel Cells (Large Format, Secondary)

         While fuel cells are a type of rechargeable battery, they differ from typical rechargeable systems in that the anode material is replaced (refueled) rather than recharged, and the cathode extracts oxygen from the air. Fuel cells operate much like an engine with no moving parts and can continue to provide electrical energy as long as they are fueled. Hydrogen is the typical cathode material. Fuel cells have been developed and improved for more than thirty years

                                  Page 6 of ___
but the currently available technology cannot provide the performance that is expected from an automobile at a viable cost. Furthermore, without the sanction of environmental legislation, this type of system would be reserved for specialized applications, such as the space program. Fuel cell technology has acquired a high profile, however, as one of the most likely future power sources for electric vehicles and is attracting significant research and investment funding.

Other large Format Secondary Systems

         Several other large format battery systems such as flat plate Nickel Cadmium, Nickel Hydroxide, Nickel Zinc, Zinc Bromide, Zinc Air and Sodium Sulfur are also being considered by the battery industry. Although each of these systems has certain positive technical characteristics, when the cost per unit of energy, cycle life, self-discharge rate, availability, safety and environmental impacts are considered, none of these systems is currently commercially viable. Nickel Zinc, however, is the most promising in terms of commercial viability in the near future.

LeClanche (Small Format, Primary)

         The original, commercial, small format battery was the non-rechargeable LeClanche cell or Zinc Carbon battery that was invented in about 1863 and distributed by the LeClanche Company, which still operates in Switzerland. This is the least expensive of all battery systems, is 1.5 volts per cell and is marketed today under brand names such as Eveready Heavy Duty. The market for this battery is estimated by the Company at U.S.$3 billion annually and is growing at approximately 1% per year.

Alkaline (Small Format, Primary)

         The non-rechargeable alkaline system or Zinc Manganese battery was invented in the 1960's by Dr. Karl Kordesch, the primary consultant for the Company's research and development efforts, when he was employed by Eveready Battery Company Inc. This battery is also 1.5 volts, however, depending on its use, has three or more times the energy of a Zinc Carbon cell, Eveready chose not to market the product and several years later licensed the technology to the Mallory Battery Company which launched the Duracell brand ( which is now also the name of that company) with the claim that it had three times as much energy as the LeClanche cell at twice the price. The launch was a success and Eveready subsequently brought out "The Energizer" with little time remaining on the original patents. This technology is now in the public domain and annual sales of primary alkaline batteries are estimated at U.S.$6 billion with a growth rate of 5% to 6% per year.

Other Small Format Primary Systems

         There are several small cell systems such as Silver Zinc that are used in button cells for watches and hearing aids. There are also several small format Lithium battery cells that are used principally in camera applications. The voltage of the cells in this category varies from 1.5 volts to over 4 volts, depending on the application. This market niche has annual sales estimated at U.S. $500 million, with growth at approximately 5% per year.

                                  Page 7 of ___

Nickel Cadmium and Nickel Metal-Hydride (Small Format, Secondary)

         The Nickel Cadmium ("NiCd") system was commercialized in 1910 and for the next 80 years its sales accounted for more than 90% of the small format rechargeable battery market. It is a relatively low energy battery with only 1.2 volts per cell and it has a significant rate of self-discharge. The self-discharge problems are compounded by heat, with the result that in a warm climate or the warm environment of an appliance, the NiCd battery can discharge its energy without use in two or three months, and in fact, at temperatures in excess of 45 degrees Centigrade (113 degrees Fahrenheit), it can discharge in three or four days. The NiCd system also has a "memory effect" pursuant to which partial discharges reduce the capacity of the battery. In spite of these concerns, it has been the only practical battery system for OEMs, and most consumers are aware of portable devices with the small transformer (black box) that is plugged into a household electrical system to charge the batteries (for example, portable drills, electric toothbrushes and video cameras).

         In the mid-1980's, the manufacturers of NiCd batteries became very concerned about pending legislation restricting the use of Cadmium, an extremely toxic material, and began to look for a safer alternative. The result was the Nickel Metal-Hydride ("NiMH") battery that has the same voltage, can be manufactured on the same basic equipment and has more energy than a NiCd battery. However, it also has twice the self-discharge of NiCd and costs considerably more to manufacture. Neither the NiCd nor the NiMH system, however, has been able to develop much of a consumer franchise due to these shortcomings, and there are presently very few alternatives for OEMs.

The RAM(TM) cell (Small Format, Secondary)

         The RAM(TM)cell is a rechargeable version of the primary Alkaline cell and was developed by Dr. Karl Kordesch for Battery Technologies Inc., a company created in 1986 by Dr. Kordesch and D. Wayne Hartford, the Company's President, Chief Executive Officer, Secretary and Director. This technology is currently being licensed around the world and is marketed in North America as "Renewal(TM)" and "Pure Energy(TM)". This product also has 1.5 volts and costs very little more to manufacture than an Alkaline primary battery, but it can replace 50 or more of these primary batteries, depending on how it is used. The current RAM(TM)battery has the potential to replace a large portion of the Alkaline and Zinc Carbon primary battery markets, as well as the NiCd and NiMH secondary markets. It has the lowest cost per unit of energy of any secondary battery and does not have any significant self-discharge or "memory effect".

Lithium Ion (Small Format, Secondary)

         Lithium is a very high energy material and as such, it has been a preferred material for battery researchers for years. The fact that it has such high energy, however, has made it very difficult to create a rechargeable system that is completely safe. The Lithium Ion battery is normally manufactured with Cobalt, which creates 3.3 volts. In spite of the fact that there have been some industrial accidents attributed to this technology, the market is so in need of high energy systems for expanding portable computer and cell phone applications that this battery's annual market is estimated at U.S.$1.25 billion with an annual growth rate of more than 20%.

                                  Page 8 of ___

Other Small Format, Secondary Systems

         The more dynamic area of battery research today is in the area of secondary batteries and it is focused largely on the growing market for batteries for digital phones, portable computers and other portable devices. A good deal of the attention is focused on Lithium/Cobalt combination as a high-energy product and Lithium Manganese as a slightly lower energy product that is safer and considerably less expensive than other Lithium systems. Development is also underway to improve electrolytes and separators in order to produce higher voltage and make the systems safer. Another area of worldwide interest is the Lithium Polymer battery, which has all the active materials, contained in a polymer carrier. The interest in this product is in the possibility of molding batteries into virtually any shape. Several companies have promised to produce these batteries, but to date there are none that currently provide the necessary performance.

         The Nickel Zinc battery may well compete with the NiCd, NiMH and RAM(TM) batteries as it is only slightly more expensive than the RAM(TM) battery and can likely provide several hundred cycles at 1.6 volts, which make it ideal for inexpensive applications that require many cycles but cannot absorb the cost of the production of Lithium Ion batteries. The Zinc Bromine Hybrid systems holds promise as the least expensive rechargeable system for consumer OEM use, particularly in third world countries. There are other Zinc based systems that are being researched and analyzed with several other electrode materials.

         All of these  systems,  and many others,  are now being  considered  in different sizes and shapes. In most instances, with the exception of flashlights, which created the original battery application, cylindrical cells waste approximately 30% of the space reserved for batteries. The use of flat cells, much like miniature versions of car batteries, is currently growing rapidly in OEM applications and, as a result, a consumer replacement market is developing, particularly in Asia.

(c) Current Projects of the Issuer

         We derive and expect to derive our revenues from cooperative research, technology licensing and from the manufacturing and sale of battery and fuel cells to OEMs and distributors. Our policy is to focus our research and development efforts where we have, or can acquire, significant advantage from existing research teams or proprietary knowledge. While we have in-house research and development capability, some of our research and development projects are conducted under collaborative agreements with research institutions, universities, manufacturers and major consumers and distributors. A summary of these projects follows:

Lithium Ion Batteries.

         Lithium Ion batteries are used in portable computers, cell phones, and similar applications. The annual market for Lithium Ion batteries is estimated at approximately U.S.$1.25 billion, with an annual growth rate of more than 20%. Lithium is a very high energy material and as such, it has been a preferred material for battery manufacturers for years. This is so despite the fact that its high energy has made it very difficult to create a rechargeable system that is completely safe. Most rechargeable Lithium batteries contain a Lithium anode and a polymer electrolyte. If a rechargeable Lithium battery suffers a short circuit, the internal temperature rises quickly, and runaway reactions at the Lithium anode have sometimes been known to cause this type of battery to combust

                                  Page 9 of ___
or explode. One safety measure attempted by battery manufacturers has been to use a thin microporous separator between the electrodes to act as a safety switch that will shut down battery cells at a certain temperature. If the temperature rises beyond the melting point of the separator, the pores are supposed to close and cut off the current flow, thereby shutting down the battery. Polyethylene has been used by many battery manufacturers as a separator in Lithium batteries but because that substance is mechanically weak, it can be susceptible to damage by the electrode surfaces and occasionally, it will fail after several recharging cycles. We believe, however, that the Lithium Ion battery is a good portable power system for the market it serves, and we have undertaken the necessary research and development effort to enhance its safety and rechargeability.

The National Research Council of Canada.

         On March 1, 1997, EVI entered into an agreement with the National Research Council of Canada ("NRC") pertaining to the development of (i) a less costly rechargeable Lithium battery using Manganese in the system and (ii) an improved separator that could shut down the battery safely in the event of a malfunction. NRC, established in 1916, is an agency of the Federal Government of Canada. It has a highly skilled work force of 3,000 employees, a network of research institutes and technology centers and is the leading research institution in Canada. NRC's activities in the area of batteries are conducted by its Institute for Chemical Process and Environmental Technology ("ICPET"), which employs 88 scientists and technicians and is based in Ottawa, Ontario.

         The Lithium Ion research and development program showed early signs of progress, and both EVI and NRC sought to expand their relationship into other areas. The agreement with NRC provided that EVI would give NRC funding in the amount of Cdn. $50,000 through August 31, 1998 and thereafter, provide minimum and maximum amounts per year of Cdn. $100,000 and Cdn. $500,000, respectively, through the period ending July 31, 2008 (the "Technical Collaboration Period"). The funds are to be used for ongoing research and development in Lithium Ion and other energy material technologies. The funds will be disbursed by EVI to NRC during each year of the Technical Collaboration Period pursuant to an Annual Research Plan (the "Plan") to be agreed upon by both parties. The Plan will include the objectives and funding requirements for the work to be undertaken by NRC for the following year. NRC shall be responsible for the research and development work contemplated by the Plan and shall provide research personnel and resources at a price equal to 50% of NRC's standard billing rates. EVI has the right to terminate its funding responsibilities upon six months' prior notice. NRC may not terminate its responsibilities under the agreement prior to the conclusion of the Technical Collaboration Period.

         As part of the agreement, NRC granted EVI a non-exclusive license to use NRC's Lithium Ion Base Technology for the research, development, manufacturing and marketing of batteries (with the right to sublicense such technology) and the exclusive right to use and/or license the Enhancements. "Base Technology" means all rights, patents, applications, inventions, and technical information owned by NRC which existed in March 1997 and relate to Lithium Ion technology. "Enhancements" means any inventions, ideas, formulae, designs or modifications developed by EVI and NRC during the Technical Collaboration Period. EVI's license terminates on the expiration date of the last patent pertaining to the Base Technology or the Enhancements, a period that will terminate no earlier than 2013.

         Other provisions of the agreement with NRC include the following:

                                  Page 10 of ___

         (i) during the Technical Collaboration Period, NRC may not grant any further licenses or other rights to any third parties in connection with the Base Technology;

         (ii) when the Technical Collaboration Period ends, NRC may grant any third party a license in connection with the Base Technology, except that no party may be granted a license for any country respecting which EVI has funded patent registration costs pertaining to the Base Technology; and

         (iii) seven years and six months after the end of the Technical Collaboration Period, NRC may license the Enhancements to third parties for use in any country with the exception of countries covered by sublicenses previously granted by EVI and which are still in effect.

         In a program that commenced in 1997 and ended February 1999 and was valued at Cdn. $1.6 million, Samsung Electronics Company ("Samsung") of South Korea and NRC developed Lithium Ion technology and manufacturing methodology. In exchange for this sponsorship, Samsung has a non-exclusive right to license and sublicense the resulting technology enhancements for countries other than South Korea, but in order to use the NRC Lithium Ion Base Technology, Samsung must first obtain a license from EVI. For countries other than South Korea, EVI retained the non-exclusive right to license and sublicense the resulting technology enhancements.

         NRC also agreed, subject to pre-existing obligations to third parties, to offer first to EVI any opportunities which may arise through NRC respecting battery related technology or other energy-related technologies developed at ICPET.

         During the Technical Collaboration Period, NRC is entitled (the "NRC Entitlement") to a royalty (40% through July 31, 2000 and rate to be negotiated thereafter) of net licensing revenues from the use of the Lithium Ion Base Technology and Enhancements and a royalty of 2% of the sales value of Lithium Ion products, should EVI manufacture such products. NRC will receive the NRC Entitlement within ninety days of the end of each contract year after offset of EVI's actual cash development funding for such contract year. If EVI should terminate the Technical Collaboration Period, the NRC Entitlement will be at full rate for 18 months, 80% of full rate for the next 18 months and will continue to decline until it reduces to zero seven years and six months after termination. Should NRC terminate the Technical Collaboration Period effective July 31, 2008 or later, the NRC Entitlement shall be equal to one half of such values.

         In consideration for this license, EVI paid NRC, in addition to the royalties specified above, a license fee of Cdn. $10,000. EVI also paid as additional research and development funding, the sum of Cdn. $90,000. In consideration of the overall alliance between EVI and NRC, the Company also has issued to NRC, as research incentives, 200,000 shares of common stock of the Company, of which it may sell 20,000 shares in any single year, so long as such sale by NRC complies with all applicable United States securities laws, and options to purchase of 20,000 additional shares of common stock of the Company, which options are exercisable prior to December 31, 2001 at U.S.$2.25 per share.

                                  Page 11 of ___

Pacific Lithium Limited

         In October 1999, EVI entered into an option agreement with Pacific Lithium Limited of Auckland, New Zealand ("PLL"), an international manufacturer of advanced battery materials and a significant supplier of high quality battery-specific Lithium carbonate to Japanese cathode and electrolyte suppliers. Pursuant to the option agreement, PLL could acquire an exclusive worldwide license (i) for the manufacture and sale of Lithium Ion cathode material developed by EVI, and (ii) for the manufacture of Lithium Ion batteries using those materials. During the option period, which expired March 31, 2000, PLL paid EVI U.S. $172,065 in respect of a joint development program to take EVI's Lithium Ion technology to commercial scale. The joint development program actually commenced on August 9, 1999, prior to the execution of the option agreement. Through the end of 1999 and the beginning of 2000, PLL set up pilot manufacturing facilities. On March 23, 2000, PLL notified EVI that it was exercising its option to acquire an exclusive worldwide license in accordance with the option agreement, such license to be effective April 1, 2000. For purposes of contributing to EVI's ongoing research and development in Lithium Ion Technology, PLL will pay EVI royalties on sales of cathode materials or cells using such cathode materials, and on sublicensing fees earned by PLL. To maintain exclusivity, PLL will pay EVI a minimum royalty amount, a portion of which can be satisfied through continued research and development funding.

Nickel Zinc Batteries.

         Consumers are dissatisfied with the performance of small rechargeable energy systems, each one of which has its particular shortcomings. The Nickel Cadmium ("NiCd") battery, while considerably less expensive than Lithium Ion, is still relatively expensive, has very poor energy density, discharges its energy by itself when not in use after a few weeks of storage, and is extremely toxic. The Nickel Metal-Hydride ("NiMH") battery was developed under the assumption that NiCd would be banned eventually, but while it is less toxic, it is more expensive and has twice the self-discharge problem. The result is that the NiMH battery has had limited success but combined with the NiCd battery, the market is still growing at the rate of 25% to 40% per year.

         The concept of making a Nickel Zinc battery that would resolve some of these problems has been considered for several years, but gassing in the system has made it very difficult to seal the cells and been a major deterrent to their wide-spread use. We are currently working to develop a Nickel Zinc system which
(i) has higher voltage and energy than NiCd or NiMH batteries, (ii) is less expensive, (iii) is much less toxic than the NiCd product, and (iv) does not have the gassing problems typical in Nickel Zinc reactions. Recent rounds of testing have shown an improved cycle life (i.e., the number of times the battery can be recharged) of 100 to 120 cycles in laboratory conditions. We believe that the cycle life can be extended even further, perhaps to several hundred recharge cycles, with improved separator technology. In September 1999, we filed a Canadian patent application with respect to its rechargeable Nickel Zinc technology.

      On February 21, 2000, we entered into a joint development agreement with Young Poong Corporation of South Korea ("Young Poong"). Young Poong is an experienced battery producer and currently manufactures high quality alkaline batteries in both rechargeable and non-rechargeable formats for the global market. We expect this relationship with Young Poong to accelerate the commercial development of our rechargeable Nickel Zinc battery system which is targeted at existing NiCd and NiMH markets. The agreement requires Young Poong

                                  Page 12 of ___
to provide us with parts to make samples of Nickel Zinc AA and AAA batteries, which samples will then be given to Young Poong for testing. Young Poong has the option, exercisable until August 21, 2000, to obtain a manufacturing license from us based on such Nickel Zinc technology. If Young Poong exercises the option to obtain the manufacturing license, we will reduce our customary license fee by U.S.$500,000 and receive a 3% royalty on all sales, subject to reduction over time based upon the achievement of certain production volume targets.

         If the gassing and separator problems can be solved, we believe that a Nickel Zinc rechargeable battery would gain a significant share of the battery market. We intend to actively pursue such a research and development program which we hope, but cannot guarantee, will result in the successful design of a Nickel Zinc rechargeable cell that can be simply manufactured on the same equipment currently being used for the manufacture of all alkaline batteries, and that will be available for commercial testing before the end of 2000.

Zinc Carbon Batteries.

         The Zinc Carbon (standard AAA, AA, C and D) battery, also known as the LeClanche battery, is the oldest, least expensive and most widely used in the world and has undergone little innovation in over 100 years. The Zinc Carbon battery has a significant market share in underdeveloped countries with the result that several billion of these batteries are manufactured and discarded annually. We are testing recharging systems that will permit this type of battery to be converted to a rechargeable system, thereby providing significant cost savings as well as achieving considerable reductions in waste and environmental damage. The non-rechargeable Zinc Carbon battery, however, has a separator which is only designed to function for the limited life of the battery. Current laboratory samples will cycle approximately 25 times before the separator fails. This level of rechargeability is commercially viable but, in order to permit a Zinc Carbon battery to be rechargeable up to 100 cycles or more, we must develop a new separator.

         We have developed a type of hybrid system that uses the basic manufacturing facilities and most of the same components and materials as the normal Zinc Carbon battery and have succeeded in demonstrating a very effective rechargeable battery. A hand production line has been set up at NRC to optimize this system. The advantage of this battery is that we believe it will be the least expensive rechargeable battery available and that it will replace billions of thrown away batteries around the world. The system can use existing charging systems developed for other rechargeable batteries but it can also be charged with small bicycle generators or solar panels. In September 1999, we filed a Canadian patent application in connection with our rechargeable Zinc-Carbon Hybrid technology.

Industrial Research Assistance Program.

         On March 20, 2000, we entered into an agreement with NRC under which we will receive a repayable contribution from NRC's Industrial Research Assistance Program ("IRAP") to further the Zinc Carbon research, as well as research relating to other battery products, and to advance our various technologies towards efficient commercialization in an expeditious manner. Pursuant to such agreement, NRC shall reimburse us, on a monthly basis through March 31, 2001, for 85% of the actual salary costs (not including benefits), estimated to be Cdn.$495,000, incurred for our staff working on these research projects, with a maximum contribution equal to the lesser of 33% of the total costs incurred in the performance of the work or Cdn.$495,000. We will repay NRC for such contributions beginning on July 1, 2003 and continuing for every calendar quarter thereafter up to and including April 1, 2006, by paying to NRC 1.7% of our gross revenues for the quarter preceding such repayment. If these repayments total less than Cdn.$495,000 by April 1, 2006, quarterly repayments shall continue until the NRC contribution is fully repaid. The total amount repayable cannot exceed Cdn.$742,500.

                                  Page 13 of ___

Copper Zinc and Electro-Permeable Material Technology.

         In July 1999, we concluded an agreement with T & G Corporation ("T&G") of Connecticut regarding T&G's proprietary technology for Electro-Permeable Material ("EPM") materials and the use of copper zinc electrodes in batteries, as well as other portable power technologies. T&G will be credited with an initial investment of U.S.$500,000 respecting its contribution of the technology and we will fund the research and development costs. T&G and we will share equally in the net revenues of the joint venture, after deduction of direct costs, and subject to the balancing of agreed expenditures by either party in the development of the technology and the operation of the joint venture. The balancing of investments will be achieved by allocating 75% of net revenue disbursements of the joint venture to the party with the larger investment until the investments are equal. During the twelve months period ending September 30, 2000, it is our plan to spend, or cause to be spent less than Cdn. $10,000, on research and development pertaining to Copper Zinc and EPM technology. While this understanding between the parties was reached in July 1999, no formal agreement has been finalized as of the date hereof. In fact, the exact structure of the proposed collaboration is still to be determined and we have not made any investment.

Alkaline and Direct Methanol Fuel Cells.

         Fuel cells are electrochemical devices that enable the chemical energy of fuels to be converted directly into electricity, thereby avoiding the fundamental loss of efficiency and emission of pollutants associated with combustion processes. Fuel cells offer the advantage of lower life-cycle operating costs for fuel and maintenance plus any economic credits for being much cleaner than combustion engines.

         The Government of Canada, through NRC and other government agencies, has expressed an interest in supporting initiatives to ensure that Canada remains in the forefront of Fuel Cell related research. To that end, on October 22, 1998, in consideration of a prepayment of U.S.$450,000, consisting of 200,000 shares of the Company's common stock at the value of U.S.$2.25 per share, we obtained a ten year lease of the fuel cell laboratory equipment and related assets of Astris Energi Inc. and Astris Inc. (collectively, "Astris") of Mississauga, Ontario, including a prototype operational alkaline fuel cell unit. We have an option to purchase the leased assets for nominal consideration at the end of the lease period in 2008.

         The laboratory equipment and other assets were moved to NRC's research campus in Ottawa, Ontario, and are being used in a new EVI laboratory dedicated to fuel cell and battery research and development. Prototype fuel cells, together with the engineering of the subassemblies, already exist and will undergo exhaustive testing and optimization. We have also licensed Astris's alkaline fuel cell technology for a ten year period to complement its existing intellectual property and, in connection with products manufactured using this

                                  Page 14 of ___
technology and any related sublicense revenue, we have committed to pay Astris a royalty of 2.5% for four years, and 2% for an additional six years thereafter, subject to a minimum annual royalty of Cdn.$10,000 and a maximum aggregate royalty of Cdn.$5,000,000.

         Most fuel cells operate on Hydrogen, necessitating the use of a bulky and costly reformer to separate Hydrogen from the fuel source used. On December 7, 1999, we announced that, working in conjunction with Dr. Karl Kordesch, Dr. Viktor Hacker and the Technical University of Graz, Austria, we had achieved a major technological breakthrough in fuel cell design and had filed a Canadian patent application with respect to Direct Methanol Fuel Cells ("DMFC"). A DMFC oxidizes methanol directly without the necessity of a reformer and without expensive membranes or electrodes. We believe that a DMFC that operates on a liquid fuel will lead to a more rapid commercialization of the technology for transportation applications because it will both simplify the on-board system requirements and utilize the existing petroleum infrastructure.

         We believe we have exceptional in-house expertise in this area of fuel cell technology, primarily because of our long-term relationship with Dr. Karl Kordesch. Dr. Kordesch headed up the team that, in the late 1960's, developed a Hydrogen fuel cell that powered a full size General Motors vehicle for a period of up to three years. NASA has used Hydrogen powered fuel cells in the U.S. space shuttle program. Dr. Kordesch has consulted with the joint German/French space shuttle programs, and is also the author of the principal textbooks used to teach the subject at universities around the world. He was the leader of the Eveready research group that invented the single use alkaline battery technology which is currently applied in such brand name batteries as Duracell and Energizer, holds over 80 U.S. and several foreign patents, and is the inventor of the rechargeable alkaline manganese battery system known as RAM(TM). Presently, he holds the title of Professor Emeritus at the Technical University of Graz and has been a consultant of the Company since August 1998 in the areas of Zinc Carbon Hybrids, fuel cells and other related battery technologies. In return for these services, we entered into a new consulting agreement with Dr. Kordesch on March 23, 2000, under which he and his associates received options to purchase up to 50,000 shares of the Company's common stock at an option price of US $.50 per share, exercisable until December 31, 2000 or thirty days after the termination of the agreement. In addition, Dr. Kordesch and his associates will bill us for services at a rate which we shall have pre-approved. The agreement expires on December 31, 2003, and the services of Dr. Kordesch and his associates as consultants are exclusive to the Company and all technological enhancements which are achieved during the term of the agreement are the sole and exclusive property of the Company.

         Our in-house research and development staff, as well as the remainder of our research team at NRC, will collaborate with Dr. Kordesch and his associates on a DMFC development program that we are hopeful, but cannot guarantee, will result in a prototype unit in the latter months of 2000 and demonstration units in the first half of 2001. During the twelve months ending on September 30, 2000, we plan to spend, or cause to be spent, approximately Cdn.$600,000 on research and development pertaining to fuel cell technology.

Other Projects.

         In June 1998, Dr. Klaus Tomantschger assigned to us a patent application relating to technology which can be used to prevent the buildup of Hydrogen gas in batteries. In consideration of the assignment of this patent application by Dr. Tomantschger, we paid him Cdn.$2,500 and agreed to pay him 75% of the first Cdn. $400,000 of gross revenues received by us from the sale, license or other use of the technology covered by the

                                  Page 15 of ___
patent application. Any further net revenues derived from the exploitation of technology covered by the patent application would be divided equally between Dr. Tomantschger and us. For purposes of the agreement between Dr. Tomantschger and us, the term "Net Revenues" means gross revenues less all direct costs associated with the technology, provided that direct costs in any fiscal quarter may not be more than 50% of the gross revenues received by us during the same quarter from the exploitation of the technology. As of April 1, 2000, there have been no revenues with respect to this technology.

Research and Development Strategy.

         In addition to the alliance agreement with NRC, we have established an advisory committee comprised of our officers, scientists, researchers, engineers, managers, professionals and marketers to monitor and critique research and development projects and to consider their financial and legal implications. Priority is given to projects that can bring significant improvements and products to the market within three years.

         The members of this advisory committee are:

         Mr.  Greg  K.  Anderson  -  Senior  Vice  President  of  Janssen-Ortho
         Corporation

         Mr. W. Bruce Clark - member of Cassels Brock & Blackwell, solicitors to EVI

         Mr. D. Wayne Hartford - President, Chief Executive Officer, Secretary and Director of the Company

         Dr. Dan Johnson - Vice President of Research and Development at Eveready (retired)

         Mr. Terry Kimmel - Vice President and General Manager of the Company

         Dr. Karl Kordesch - chief research and development consultant to the Company

         Mr. Austin P. Page - consultant to the Company (retired)

         Mr. Peter F. Searle, C.A. - Vice President - Finance and Director of the Company

         Dr. Klaus Tomantschger - Vice President, Marketing, Sales and Intellectual Property for Integran Technologies Inc.

         Mr. David J. Trudel - Marketing Director of the Company

Licensing, Joint Venture and Manufacturing Strategy.

         We are developing a number of patent applications and hold the marketing rights to several more. We intend to bring these patented programs to a state of readiness for field testing with an alliance partner (or partners) and then to license the intellectual property to the partner (or partners). A similar pattern will be followed for new patents. In programs where intellectual property is jointly developed, licensing and revenue sharing arrangements are pre-determined.

                                  Page 16 of ___

         A significant amount of research and development in the field of energy cell development by others has, in the past, been done, we believe, without sufficient regard to commercial realities, manufacturing challenges, field conditions and environmental concerns. We believe that effective product research and development must be undertaken in a realistic context and we intend to pursue our research and development activity on a practical and market specific basis.


         In selected activities, where there are greater commercial values and lower investment costs, we may choose to become a principal in the commercial activity. These cases will include those in which we can be an equal in the joint venture and can use its technical, manufacturing and marketing strengths to add significant value to the venture.


         As a portable power technology developer and integrator, we place significant value in forming strategic commercial and technical alliances, even in cases where the likelihood of earning actual revenues as a result of these relationships remains more of a goal than a certainty. As an early stage technology developer, we believe these alliances, whether memorialized by detailed agreements or kept on an informal basis, to be critical to focusing our in-house research, development and commercialization activities on real market opportunities.


         Since our formation, we have formed several commercial alliances that we believe are strategic to our business but are nonetheless informal in comparison to the relationships described elsewhere in this Statement. These include the following:

                    Eveready Battery Company ("Eveready") - Under a confidentiality agreement between us, we have agreed to discuss developments and market applications of our DMFC technology as an exploratory step towards a program focused on developing a DMFC to meet Eveready's needs.

                    W. L. Gore & Associates, Inc. ("WLG") - Under a confidentiality agreement between us, WLG has agreed to provide us with membrane electrode assemblies for testing in our DMFCs. We have an obligation to report to WLG on the performance of these materials in the test program. We may also choose to direct membrane development at WLG in order to serve its specific technical requirements.

                    Hibar Systems Limited ("Hibar") - We have had a long relationship with Hibar, without any formal agreement between us, in which Hibar has agreed to work with us to provide quotations regarding turnkey battery production lines, and, if successful, to construct and commission these production lines. We currently have one bid in the final stages and two other opportunities in the quotation stage.

                    Methanex  Corp.   ("Methanex")  -  Under  a  confidentiality
                    agreement between us, we are engaged in discussions to explore the possibility of a joint development program between us involving DMFCs.


                                  Page 17 of ___

         We believe that these relationships have been developed and nurtured because we share a vision for the future of the portable power industry with each of these strategic allies. At the present time, and given the current stage of these relationships, we cannot guarantee that any of these alliances will actually result in either technological or manufacturing innovations leading to the marketing or licensing of any particular product. We intend, however, to continue to seek out and develop these alliances because we believe that doing so is in the long term best interest of the Company and its shareholders.

Acquisitions.


         We have no specific plans with respect to making any acquisitions at this time. We are, however, aware of the desirability, under certain circumstances, in achieving growth, synergistic effect and certain economies of scale through the acquisition of strategic technological or manufacturing entities in the portable power industry. We are committed, therefore, to giving careful consideration to any such acquisition opportunities with which we may be presented.

Market Strategy.


         The size of the markets in which the products we are developing through our research and development programs and strategic alliances would compete are difficult to quantify. Industry reports reflect numbers of between U.S.$25 billion and $35 billion per year. These values reflect the size of both the battery and fuel cell markets. Primary and secondary battery markets of over 500 OEMs are already served by several companies with strong brand awareness. The fuel cell market is developing with several companies vying to be first to bring their innovations to market. Industry figures are not only difficult to obtain but often conflict. From the data that is available, it appears that the overall worldwide battery market is in the order of U.S.$33 billion, with an annual growth rate of at least 7%. The large format market is roughly U.S. $17 billion (dominated by automobile batteries) and is growing at 5% per year. The U.S.$16 billion small format primary market is growing at 8% to 9% while the secondary segment is roughly U.S.$7 billion and growing at a rate of up to 25% per year.


         We expect that over the next few years, industrialized nations will experience significant demand for rechargeable batteries used to power high-drain portable electronic devices. Prospects are also favorable in the developing world, most notably East Asia, parts of Latin America and Russia. Although prospects vary on a country-by-country basis, rising personal and business incomes should broaden the market base for battery-powered products throughout the third world. Markets for rechargeable batteries have better growth prospects than dry cell types. This reflects the presence of certain key growth areas on the rechargeable side, in particular Nickel metal hydride, Lithium Ion and, eventually Lithium polymer batteries used to run computers and communications equipment.


         Starting this fiscal year, and continuing during the years ahead, we plan to implement a communications plan that will support our marketing efforts in all of these potential portable power markets, covering all of our portable power technologies. The plan includes techniques for raising the awareness of our

                                  Page 18 of ___
efforts with both potential customers and investors. Our website already exists at http://energyvi.com and is already responsible for regular contacts from potential alliance partners and customers. We expect to develop product specification sheets for each of our products and introduce our technologies to prospective licensees in this manner. We will provide batteries for testing to our alliance partners, and to potential licensees, under confidentiality arrangements. We also plan to work closely with OEMs to provide test batteries so that we may then make the necessary market linkages between end users and manufacturers.

         In the last decade, many experts forecast that the electric vehicle would have a major impact on the large format market, but that has not yet happened. In the past few years, several systems have been announced, usually with great fanfare, but the majority of these systems are either not commercially viable or in the very early stages of development.

         Fuel cells are a natural response to climate change issues and the need to reduce fossil fuel combustion and consumption. Fuel cells are seen as a replacement of, or as part of a hybrid system with, internal combustion engines. We believe that fuel cells could create new markets for steel, electronics, electrical and control industries, and other equipment suppliers throughout the world. New technology in fuel cell development could provide tens of thousands of high-quality jobs and reduce trade deficits throughout North America. Arthur
D. Little, the renowned consulting firm, projects that fuel cell sales could reach U.S.$3 billion this year. If just 20% of all the cars presently on the road used fuel cells as their primary energy source, we estimate that 800,000 jobs would be created.


         A DMFC, using Methanol as the fuel supply, should gain relatively easy market access, as there would be no requirement to build a Hydrogen distribution infrastructure. Methanol, a liquid fuel, can be distributed from existing gasoline fueling stations. Thus, if only 10% of automobiles used in the United States alone contained a fuel cell as their power supply, the U.S. market would grow to potentially U.S.$50 billion annually. Early market entry will go to technologies that are low cost, efficient and have flexible applications.


         For fuel cells, our marketing strategy will encompass several approaches. We will attempt to interest fuel cell companies in product development and technology transfer relationships. We will also approach potential large-scale users of the technology to support development and commercialization. We hope, but we cannot guarantee, that our marketing strategies regarding fuel cells will cause us to become a major factor in the fuel cell manufacturing business within the next several years.


         The most notable fact about the battery market is that all new technologies to date have added to the total market share without diminishing any of the business already in existence. The only batteries that have disappeared from the market place have been legislated out of existence because of safety or health concerns, rather than because the market place had no further use for the product. New systems appear to simply attract new applications and, in only a very few cases, retard the growth of existing technologies. The fuel cell technologies that are currently being exploited will create an entirely new market again, and it is likely that, eventually, fuel cells will dwarf all other segments of the battery market place.

                                  Page 19 of ___

         The claims that are made so frequently for new "miracle batteries" have caused the market generally to become skeptical and confused. We are concerned that the average customer does not have the ability to digest and evaluate all of the various claims being made and that he therefore bootstraps onto the due diligence done by others -- or simply follows the leaders, without regard to true technological innovation. For these reasons, we need to take advantage of high profile alliances with such strategic partners as NRC and PLL, among others, to insure our credibility with OEMs and other high profile customers. We intend to promote our relationships with these high profile companies and organizations to increase our visibility in the industry overall, and to maximize our ultimate market penetration.

Item 2. Management's Discussion and Analysis and Plan of Operations.

The following discussion should be read in conjunction with the financial statements and related notes which are included elsewhere in this registration statement. Statements made below which are not historical facts are forward-looking statements. Forward-looking statements involve a number of risks and uncertainties including, but not limited to, general economic conditions and our ability to successfully complete our research and development programs and begin to license to third parties, or market on our own, the products which are created as a result of such programs.

Overview

         The Company was formed in November 1996, to research, develop and commercialize rechargeable battery technologies. The Company has four core battery technologies - 1) Lithium Ion (now licensed to PLL), 2) Nickel Zinc, 3) Zinc Carbon Bromine and 4) the Direct Methanol Fuel Cell ("DMFC"), which technology was acquired in October 1999. The company is currently working on the development and optimization of the latter three technologies with the highest priority being directed towards the Direct Methanol Fuel Cell.


         The Company's major focus is in two areas - the research and development of the Company's DMFC Technology and the Pre-Commercialization of the Company's Nickel Zinc and Carbon-Zinc Bromine technologies. Costs in respect of the latter project are in large part supported by the Industrial Research Assistance Program through the Pre-Commercialization contribution agreement executed in March 2000. The Company recently accelerated its DMFC activity by arranging with Sammer Power Systems, Inc. of New Jersey and Sammer Engineering GmbH of Austria to provide demonstration single cells and a three cell DMFC cell stack using the Company's DMFC technology. Both are expected to be available for demonstration by December 31, 2000. We expect to spend significant sums upon expanding our battery testing capability and we have purchased and are refurbishing a pilot battery production line to further expand our facilities at the Ottawa laboratory. While there can be no assurance that our business plan for the next year will be successful, the R&D programs, strategic alliances and targeted financing planned for the Company are expected to support our activities until significant income streams of royalties and license fees develop.

Comparative Disclosure

Unless otherwise specified, all dollar denominations are in US dollars.

Twelve Months Ended September 30, 1999 vs. September 30, 1998

         During the twelve month period ended September 30, 1999, the Company was still a development stage company and had yet to achieve significant revenues. Revenues in this period were $44,736 as compared to $71,587 for the twelve month period ended September 30, 1998. There is no particular significance to the decline in revenues in 1999 as compared to 1998. The 1998 revenue was primarily received from Eveready pursuant to a contract which was not renewed. The 1999 revenue was primarily the initial payments from the Company's agreement with PLL.

                                  Page 20 of ___

         The Company's expenses in the twelve month period ended September 30, 1999 were $569,113, an increase of $181,693 or approximately 47% over the $387,420 of expenses incurred during the twelve months ended September 30, 1998. This increase is primarily attributable to additional expenditures for research and development of approximately $110,000, from $165,343 during fiscal 1998 to $274,428 in fiscal 1999. This increase in technology expense reflects management's emphasis on completing development of its various technologies.

         Except for certain items, other expenses during fiscal 1999 remained generally constant as compared to fiscal 1998. During fiscal 1999, the Company had a charge for amortization in the amount of $44,000, interest expense in the approximate amount of $20,000 and rent in the approximate amount of $14,000, all of which expenses did not exist during fiscal 1998. The Company expects to incur expenses and/or charges in these categories during fiscal 2000. A decrease of approximately $6,565 in legal and audit fees during fiscal 1999 was offset by a $5,046 increase in professional fees over fiscal 1998. Similarly, during fiscal 1999 administrative fees declined by $2,255 and office and general expenses declined by $1,324 as compared to fiscal 1998 while the expenses for travel and promotion increased by approximately $300.

         The Company increased its laboratory staffing during fiscal 1999 by hiring three additional employees and additional laboratory staffing can be expected in the future, provided sufficient funding can be obtained.

Three and Nine Months Ended June 30, 2000 vs. June 30, 1999

         During the quarter ended June 30, 2000, the Company was still a development stage company and still had not yet achieved significant revenues. Revenues in the quarter to June 30, 2000 and in the nine months then ended ($66,675 and $200,025, respectively) were entirely earned as a result of licensing fees from PLL. Pursuant to the terms of the License Agreement with PLL, such revenues should continue at the minimum rate of $100,000 per annum through March 2002. We expect revenues from PLL to increase once PLL commences selling Lithium Ion cathode materials and Lithium Ion batteries containing such materials, thereby generating additional royalties for the Company. Other revenue sources will not develop until the Company successfully completes the commercialization of its other technologies and is able successfully to license them to battery manufacturers. These revenue figures are significantly higher than for the comparative three and nine month periods in 1999 ($6,612 and $8,023, respectively) due entirely to the fact that the PLL License Agreement was not in effect during these comparative periods in 1999.

         The Company's expenses in the quarter ended June 30, 2000 and in the nine months then ended totaled $332,743 and $876,229, respectively. Of those totals, the most significant are the Company's technology expenses, i.e. expenses related to the research and development cost of the Company's battery technologies ($107,126 and $359,079, respectively, for the three and nine month periods ended June 30, 2000). These expenses essentially doubled from the comparable periods in 1999 which reflects our continued focus on developing our products and expanding our product line.

         Expenses other than technology costs have remained relatively static over the last two years, with the exception of legal costs. Legal costs in fiscal year 2000 are substantially higher than in prior years ($77,953 in the quarter and $169,308 year to date) primarily related to securities law matters arising from the Company's registration with the Securities and Exchange Commission and additional and ongoing required compliance with the federal securities laws. Technology expenses almost doubled in 1998 and increased again by approximately 66% in 1999. Technology expenses are expected to increase in 2000 by approximately 90% as EVI continues to develop its facilities, expertise and activities and continues to fund research and development work undertaken on its behalf by National Research Council of Canada.

         We increased our laboratory staffing in April 2000 by hiring four additional employees and further increased laboratory staffing can be expected in the future, provided sufficient funding can be obtained. During the quarter, the Company also spent approximately $53,000 to acquire battery test equipment, a pilot battery manufacturing line that will be refurbished, and increased computer facilities at our Ottawa plant.

         In the quarter ended June 30, 2000, the Company accrued US$12,825 for the interest payable upon Cdn. $750,000 of 10% debentures issued March 30, 2000 and due September 30, 2000 and incurred US$35,125 in financing costs relative to such financing.

Liquidity

         As of July 31, 2000, the Company had $135,312 cash on hand. The Company currently has approximately $100,000 in monthly expenses and $8,000 in revenues. Accordingly, management believes it has sufficient cash to continue its current operations until late September 2000.

         Since its inception, the activities of the Company have been supported from the personal resources of its President and Chief Executive Officer. The Company is in need of new capital to support its growth and technology research and development costs. The Company also must repay Cdn. $750,000 of short term 10% debentures on September 30, 2000 (approximately US$507,000). The Company does not currently have sufficient resources to make this payment. As disclosed in greater detail below, through Northern Securities Inc. of Toronto, the Company is presently seeking new capital in the range of US$4,000,000 toUS$6,750,000. However, there be no assurance that this or any other financing will be successful. If it is not successful the Company's research and development activities will have to be reduced and will certainly not accelerate to the extent they otherwise would, were all the necessary funding available. Should that financing not be successful, the President and Chief Executive Officer intends to continue personally supporting the Company on a limited basis with loans.

Agreement with Northern Securities Inc.

         During the twelve months ending September 30, 2000, we anticipate that our budget requirements will be between Cdn.$1,000,000 and Cdn.$1,200,000. To assist us in raising the necessary capital to fund our operations, on February 25, 2000, we entered into an agreement with Northern Securities Inc. of Toronto ("NSI"), under which NSI will act as exclusive agent for the Company, on a best efforts basis, in connection with a private placement of Cdn.$750,000 in debentures (the "Stage 1 Offering"), and a private placement of between Cdn.$6 million and $10 million of warrants convertible into common shares (the "Stage 2 Offering"). NSI's right to act as agent for the Stage 2 Offering is contingent upon its successful completion of the Stage 1 Offering. For a period of two years from the date of completion of the Stage 2 Offering, NSI has a right of first refusal to act as lead or co-lead manager of any public or private placement of securities the Company may offer in Canada, and to act as managing underwriter for the placement with a minimum 50% participation in the Offering. For the same two year period, NSI has also been given the right to act as our financial advisor in connection with any merger or acquisition we might pursue.

                                  Page 21 of ___

Stage 1 Offering

         NSI has already concluded the process of selling, in our behalf, Cdn.$750,000 principal amount of 10% unsecured debentures (the "Debentures") to several accredited Canadian investors. Repayment of the principal amount of the Debentures will be due six months after issue. Interest in the amount of Cdn. $37,500 re such debentures is due and payable on September 30, 2000. Purchasers of the Debentures received 1 warrant for each Cdn. $1 of principal amount of Debentures purchased. Each warrant entitled the holder to purchase one of the Company's shares of Common Stock for Cdn.$2 at any time up to three years after the closing date of the sale of the Debentures (the "Debenture Closing Date").

         NSI's fees for its services as agent in connection with the Stage 1 Offering include the following: 8% of the principal amount of the Debentures sold, a non-refundable work fee of Cdn.$20,000, Cdn.$5,000 for acting as escrow agent with respect to the withheld interest, and a Cdn.$4,000 expense allowance. NSI also received 75,000 warrants, each warrant entitling NSI to purchase one of the Company's common shares for Cdn.$2 at any time up to three years after the Debenture Closing Date. All amounts pertaining to NSI's fees were paid on the Debenture Closing Date. As a guarantee of the Company's payment of the principal amount of the Debentures six months after the Debenture Closing Date, D. Wayne Hartford, President, Chief Executive Officer and Secretary of the Company, pledged 1.5 million of his common shares, on a non-recourse basis.

Stage 2 Offering

         No later than six months following the Debenture Closing Date, NSI must have used its best efforts to place a minimum of Cdn.$6 million and a maximum of Cdn.$10 million worth of warrants ("Special Warrants"), each of which shall be exercisable at no additional consideration to acquire one common share. The selling price of the Special Warrants will be established at the time of the Stage 2 Offering, depending on the market price of the Company's common shares at that time. If NSI does not have firm commitments from qualified investors prepared to purchase at least $750,000 of the Special Warrants no later than four months after the Debenture Closing Date, we have the option to seek alternative financing through another agent.

         NSI's fees for its services as agent in connection with the Stage 2 Offering include the following: 8% of the gross proceeds of the Special Warrants sold, a non-refundable work fee of Cdn.$25,000, and an expense allowance of Cdn.$8,000. All amounts pertaining to NSI's fees are payable on the date the sale of the Special Warrants is closed (the "Equity Closing Date"). If the Stage 2 Offering is not closed within 120 days of the Debenture Closing Date, NSI's non-refundable work fee is capped at Cdn.$10,000. In addition, NSI shall receive compensation warrants entitling it to acquire the number of options ("Compensation Options") that equal 10% of the number of common shares issuable on the exercise of the Special Warrants pursuant to the Stage 2 Offering. Each Compensation Option entitles NSI to purchase one common share at a price equal to the issue price of the Special Warrants at any time prior to the third anniversary of the Equity Closing Date. In exercising the Compensation Options, whether in whole or in part, NSI may, at its sole discretion, in lieu of paying the exercise price in cash, elect to receive that number of our common shares which equals the quotient of the following formula:

                                  Page 22 of ___

X(FMV- $Y)/ FMV, where:
X = the number of Compensation Options exercised, Y = the exercise price of the Compensation Options, and FMV = the closing price of our common shares on the principal stock exchange or quotation system on which our common shares are then listed or quoted for trading on the trading day immediately prior to such election by NSI.

         A further requirement of our agreement with NSI is that we register the common shares underlying the Special Warrants within 120 days after the Equity Closing Date and apply for their listing on a Canadian Exchange.

Item 3.Description of Property.

         As of September 30,1999, the Company's primary assets were:

         (a) capital assets, leased from Astris in October 1998 and installed in our Ottawa, Canada laboratory, comprising the machinery, equipment and related fixtures that constitute a complete operating fuel cell laboratory. Such capital assets were acquired as discussed on page 13 of this Statement; and

         (b) our license and technology rights arising from the Alliance Agreement executed as of March 1, 1997 between EVI and NRC, as discussed on page 9 of this Statement.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

                  The following table sets forth the number of and percentage of outstanding shares of Common Stock beneficially owned by the Company's officers, directors and those shareholders owning more than 5% of the Company's Common Stock as at December 31, 1999, which is the most recent date for which such information is available.

                                    Shares of

                                 Page 23 of ___

Name and Address                Common Stock                Percent of Class

D. Wayne Hartford               11,751,100(1)(4)                87.44%
43 Fairmeadow Avenue
Toronto, Ontario,
M2P 1W8, Canada

Austin P. Page                      42,000                    less than 1%
314 Baseline Road, R.R. #4
Gananoque, Ontario
K7G 2V6, Canada

Peter F. Searle                    112,000 (2)                less than 1%
11084 Sheppard Avenue E.
Scarborough, Ontario,
M1B 1G2, Canada

Terrance B. Kimmel                 100,500 (3)                less than 1%
1152 St. Moritz Court
Orleans, Ontario
K1C 2B3, Canada


All Officers and Directors
as a Group (four persons)       13,439,479(5)                   89.33%

(1) Includes shares owned by Bonita A. Hartford, Mr. D. Wayne Hartford's wife and Bonhart Holdings Corporation, a corporation controlled by Bonita A. Hartford and also shares owned by Hartford Investment Corporation II, and Intertec Marketing Corp., both corporations controlled by Mr. Hartford.

(2) 12,000 shares were issued in the name of Margaret E. Searle, Mr. Searle's wife. Includes options for 100,000 shares, exercisable within 60 days.

(3) Includes options for 100,000 shares exercisable within 60 days, and 500 shares beneficially owned by Collette V. Kimmel, Mr. Kimmel's wife.

                                 Page 24 of ___

(4) Includes options for 551,900 shares exercisable within 60 days, owned beneficially and of record by Mr. Hartford.

(5) Includes 12,687,579 shares of Common Stock issued and outstanding, plus the shares underlying the aggregate 751,900 options listed here as being exercisable within 60 days.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

         The following sets forth certain information concerning the present management of the Company:

       Name                Age        Position with Company

D. Wayne Hartford          54         President, Chief Executive Officer and
                                      Secretary, and a Director

Peter F. Searle            61         Vice President, Finance and a Director

Terrance B. Kimmel         54         Vice President and General Manager of EVI

         D. Wayne Hartford has been an Officer and Director of the Company since 1996. In 1986, Mr. Hartford co-founded Battery Technologies Inc. (BTI), a battery research firm that developed and licensed rechargeable alkaline battery technology world-wide. Mr. Hartford was the President and Chief Executive Officer of BTI until the fall of 1996.

         Peter F. Searle is a Chartered Accountant in both Canada and the U.K. He has been an Officer and Director of the Company since 1997. Since 1987, he has been the President of Postscript Financial Services Inc., a company that provides financial consulting and accounting services in Canada. Between 1979 and 1984, he served as Vice-President Finance and from 1984 to 1987 served as Senior Vice-President, Vice-President Finance and Secretary of Standard Broadcasting Corporation Limited, a major Canadian public broadcasting company with radio, television and cable television interests in Canada, the U.S. and Europe.

         Terrance B. Kimmel has been Vice President and General Manager of EVI since August 1999. From 1990 until August 1999, Mr. Kimmel was head of Business Development for the National Research Council ("NRC") Institute for Chemical Process and Environmental Technology ("ICPET"). NRC is a Canadian government Crown Corporation undertaking scientific research and development, and since 1997 has been a research and development alliance partner of the Company.

                                 Page 25 of ___

Item 6.Executive Compensation.

         The following table sets forth in summary form the compensation received by (i) the Chief Executive Officer of the Company and (ii) by each other executive officer of the Company who received in excess of U.S.$100,000 during the fiscal years ended September 30, 1998 and 1999.


                                                            Other Annual                 Restricted Options

    Name and              Fiscal      Salary       Bonus      Compensation         Stock Awards         Granted
Principal Position         Year        (1)          (2)           (3)                                     (4)
------------------        ---------------           ---           ---                                -----------
D. Wayne Hartford,
President and Chief       1998          Cdn.$214,200              Cdn.$7,200

Executive Officer         1999          Cdn.$214,200              Cdn.$7,200

Peter Searle,             1998             Less than Cdn.$80,000  Cdn. $1,088

Vice President            1999             Less than Cdn.$80,000  Cdn.$1,088

Terrance B. Kimmel        1999          Cdn.$16,667               Cdn.$937
Vice President of EVI


(1) The dollar value of base salary (cash and non-cash) received. Amounts include the compensation paid by the Company's subsidiaries.
(2)      The dollar value of bonus (cash and non-cash) received.
(3) Any other annual compensation not properly categorized as salary or bonus, including perquisites and other personal benefits, securities or property. Amounts in the table represents automobile allowances.
(4) Amounts reflect the value of the shares of the Company's Common Stock issued as compensation for services.

         The table below shows the number of shares of the Company's Common Stock owned by the officers listed above, and the value of those shares as of December 31, 1999.

                                 Page 26 of ___

       Name                            Shares           Value
       ----                            ------           -----
       D. Wayne Hartford            11,751,100       U.S.$14,101,320
       Peter Searle                    112,000       U.S.$134,400
       Terrance B. Kimmel              100,500       U.S.$120,600

         The following shows the amount which the Company expects to pay to its executive officers during the fiscal year ending September 30, 2000, and the time which the Company's executive officers plan to devote to the Company's business.

                                   Proposed               Time to be Devoted
        Name                       Compensation           To Company's Business
        ----                       ------------           ---------------------

D. Wayne Hartford                  Cdn. 214,200                   100%
Peter F. Searle                    Cdn. $80,000                    80%
Terrance B. Kimmel                 Cdn.$100,000                   100%

         At September 30, 1998 and September 30, 1999, the Company owed D. Wayne Hartford U.S.$75,748 and U.S.$238,982, respectively, in connection with cash advances made by Mr. Hartford to the Company for working capital purposes during those periods. Similarly, the Company owed D.W. Hartford & Associates Inc. ("Associates"), an affiliate of Mr. Hartford, U.S.$45,865 at September 30, 1998 and U.S.$65,600 at September 30, 1999, for cash advances made by Associates to the Company for working capital purposes during those periods.

         The  Board of  Directors  may  increase  the  compensation  paid to the
Company's   officers   depending  upon  the  results  of  the  Company's  future
operations.

Employment Contracts.

         The Company does not have written employment agreements with any of its officers, other than Terrance B. Kimmel, which employment agreement was entered into as of August 1, 1999. The agreement requires Mr. Kimmel to devote substantially all of his time to being Vice President and General Manager of Energy Ventures Inc. (Canada) ("EVI"), the Company's chief operating subsidiary, for an annual salary of Cdn.$100,000. Mr. Kimmel also received options to acquire 300,000 shares of the Company's Common Stock, exercisable at U.S.$1.50 per share. 100,000 options were exercisable immediately upon issue with an expiration date of August 1, 2002, another 100,000 options are exercisable no earlier than August 1, 2000, provided Mr. Kimmel is still an employee of EVI, and expire on August 1, 2003, and a final 100,000 options are exercisable no earlier than August 1, 2001, provided Mr. Kimmel is still an employee of EVI, and expire on August 1, 2004.

                                 Page 27 of ___

Contracts with Subcontractors.

         Dr. Karl Kordesch is a scientist who has conducted research primarily in the area of electro-chemistry and rechargeable energy systems. Dr. Kordesch was the leader of the Eveready research group that invented the single use alkaline battery technology which is currently applied in such brand name batteries as Duracell and Energizer as well as many others world-wide. He also invented the rechargeable alkaline Manganese RAM(TM) battery system. Since 1986, Dr. Kordesch has been the Vice-President of Advanced Research at Battery Technologies Inc., and holds the title of Professor Emeritus at the Technical University of Graz, Austria. Dr. Kordesch has authored and edited several hundred books, technical papers and publications on a wide range of topics related to electro-chemistry and holds over 80 U.S. patents as well as several foreign patents. Recent activities of Dr. Kordesch and the research staff at the University of Graz include research efforts in the areas of Nickel Zinc, the Zinc Bromine Hybrid battery and Fuel Cells generally.

         On March 23, 2000, we entered into a new consulting agreement with Dr. Kordesch. Dr. Kordesch and his associates will bill the Company for services at a rate which the Company will have pre-approved. Dr. Kordesch continues to hold the options to purchase up to 50,000 shares of the Company's Common Stock at an exercise price of US$.50 per share, which options were originally granted to Dr. Kordesch by the Company on July 21, 1997. Such options will continue to be exercisable until the earlier of January 2, 2001 or thirty days after the termination of Dr. Kordesch's consulting agreement with the Company. The agreement expires on December 31, 2003, and the services of Dr. Kordesch and his associates are exclusive to the Company, and all technological enhancements which are achieved during the term of the agreement are the sole and exclusive property of the Company.

Options Granted During Fiscal Year Ending September 30, l999

         In his employment agreement with the Company, entered into as of August 1, 1999 and discussed at p. 25 of this Statement, Terrance B. Kimmel was granted 300,000 options, in three tranches of 100,000, exercisable at $1.50 per share. Option Exercises in Last Fiscal Year and Fiscal Year-End Values.

         None.

Long Term Incentive Plans - Awards in Last Fiscal Year.

         None.

Employee Pension, Profit Sharing or Other Retirement Plans.

         The Company does not have a defined benefit, pension plan, profit sharing or other retirement plan, although the Company may adopt one or more of such plans in the future.

Compensation of Directors.

                                 Page 28 of ___

         Standard Arrangements. The Company does not pay its directors for attending meetings of the Board of Directors, although the Company expects to adopt a director compensation policy in the future. The Company has no standard arrangement pursuant to which directors of the Company are compensated for any services provided as a director or for committee participation or special assignments.

         Except as disclosed elsewhere in this report no director of the Company received any form of compensation from the Company during the year ended September 30, 1999.

Non-Qualified Stock Option Plan.

         The Company has a Non-Qualified Stock Option Plan which authorizes the issuance of options to purchase up to 2,000,000 shares of the Company's Common Stock. The Company's employees, directors, officers, consultants, service providers and advisors are eligible to be granted options pursuant to the Plan, provided however that bona fide services must be rendered by the consultants, service providers or advisors and the services must not be in connection with the offer or sale of securities in a capital-raising transaction. The option exercise price is determined by the Board of Directors.

         The Plan is administered by the Board of Directors. The Board of Directors has the authority to interpret the provisions of the Plan and supervise the administration of the Plan. In addition, the Board of Directors is empowered to select those persons to whom options are to be granted, to determine the number of shares subject to each grant of an option and to determine when, and upon what conditions, shares or options granted under the Plan will vest or otherwise be subject to forfeiture and cancellation.

         In the discretion of the Board of Directors, any option granted pursuant to the Plan may include installment exercise terms such that the option becomes fully exercisable in a series of cumulating portions. The Board of Directors may also accelerate the date upon which any option (or any part of any options) is first exercisable.

         The Board of Directors may at any time, and from time to time, amend, terminate, or suspend the Plan in any manner it deems appropriate, provided that such amendment, termination or suspension cannot adversely affect rights or obligations with respect to shares or options previously granted.

         As of December 31, 1999, the Company had issued Non-Qualified Stock options to the persons and upon the terms shown below. Unless otherwise indicated, all of the options are presently exercisable.

                                Shares            Option
                                Subject           Exercise
Option Holder           Note    to Options        Price         Expiration Date
                        ----    ----------        ---------     ---------------
Greg Anderson                     50,000           $0.50        January 2, 2001
Duane Burke                        5,100           $0.50        January 2, 2001
W. Bruce Clark                    43,000           $0.50        January 2, 2001
D. Wayne Hartford                551,900           $0.50        January 2, 2001
Terrance B. Kimmel       (2)     300,000           $1.50         August 1, 2004
Dr. Karl Kordesch                 50,000           $0.50        January 2, 2001
Dr. Karl Kordesch        (1)      25,000           $2.25        January 2, 2002
John Murray              (1)      10,000           $2.25        January 2, 2002
Jiri Nor                 (1)      10,000           $2.25        January 2, 2002
Austin P. Page                    50,000           $0.50        January 2, 2001
Peter F. Searle                  100,000           $0.50        January 2, 2001
Dr. W. Taucher-Maunter   (1)       2,500           $2.25        January 2, 2002
Dr. Klaus Tomantschger            50,000           $0.50        January 2, 2001
David J. Trudel                   50,000           $0.50        January 2, 2001

(1) 65% of these Options are presently exercisable, and the remaining 35% of the Options are exercisable after September 30, 2000.

(2) 1/3 of these Options are presently exercisable, 1/3 are exercisable after August 1, 2000 and the remaining 1/3 of the Options are exercisable after August 1, 2001.

Other Options.

         Since inception, the Company has granted options for the purchase of shares of its common stock to the persons, in the amounts and upon the terms shown in the following table. These options were not granted pursuant to the Company's Incentive or Non-Qualified stock option plans.

                      Shares Subject        Option           Expiration
Option Holder           to Options       Exercise Price          Date

The National Research
   Council of Canada      20,000            $2.25            December 31, 2001


Item 7.       Certain Relationships and Related Transactions.

         At the time of the share for share exchange described at page 3 of this Statement, a majority of EVI's shares were owned by the Company's officers and directors. The following table shows the shares of EVI which were issued in this transaction to the Company's officers and directors in exchange for their shares in EVI, the amount which such persons paid for their shares in EVI, and the dates they acquired their shares in EVI.

                                  Page 29 of ___

                         Shares of the Company's
                         Common Stock Acquired     Cost of Shares    Date of Payment
                         In Share Exchange         In EVI            for Shares in EVI
------------------------ -----------------------   --------------    -----------------
D. Wayne Hartford (1)        9,601,200             Cdn. $  100       11-21-96

Peter F. Searle (2)             12,000             Cdn. $5,000       07-31-97



(1)   represents Cdn.$75 paid by D. Wayne Hartford for 6,001,000 shares of EVI's common  stock,  Cdn.$12.50  paid  by a  corporation  affiliated  with  Mr.
      Hartford for 1,000,000  shares of EVI's common stock,  and Cdn.$12.50 paid by Bonita Ann  Hartford,  the wife of D.  Wayne  Hartford,  for  1,000,000 shares of EVI's common stock.

(2)   shares were issued in the name of Margaret E. Searle, Mr. Searle's wife.


      EVI has accrued fees to be charged to that corporation by D. W. Hartford & Associates Inc., a corporation which is owned by D. Wayne Hartford and Bonita Ann Hartford, his wife. EVI has not been able to pay such fees due to lack of funds. At September 30, 1998, Cdn.$142,800 of such fees were accrued and unpaid.At September 30, 1999, Cdn.$193,150 of such fees were accrued and unpaid.

Item 8.       Description of Securities.

Common Stock

         The Company is authorized to issue 50,000,000 shares of Common Stock (the "Common Stock"). As of December 31, 1999 the Company had 12,687,579 shares of Common Stock issued and outstanding. Holders of Common Stock are each entitled to cast one vote for each share held of record on all matters presented to shareholders. Cumulative voting is not allowed and the holders of a majority of the outstanding Common Stock can elect all directors.

              Holders of Common Stock are entitled to receive whatever dividends the Board of Directors declares, out of funds legally available for payment of dividends, and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend and it is not anticipated that dividends will be paid in the foreseeable future.

              Holders of Common Stock do not have preemptive rights to subscribe to additional shares if issued by the Company. There are no conversion, redemption, sinking fund or similar provisions regarding the Common Stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

Preferred Stock

                                  Page 30 of ___

         The Company is authorized to issue up to 5,000,000 shares of Preferred Stock (the "Preferred Stock"). The Company's Articles of Incorporation provide that the Board of Directors has the authority to divide the Preferred Stock into series and, within the limitations provided by Delaware statute, to fix by resolution the voting power, designations, preferences, and relative participation, special rights, and the qualifications, limitations or restrictions of the shares of any series. As the Board of Directors has authority to establish the terms of, and to issue, the Preferred Stock without shareholder approval, the Preferred Stock could be issued to defend against any attempted takeover of the Company.

                                     PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Shareholder Matters.

         As of September 30, 1999, there were approximately 385 registered owners of the Company's Common Stock. The Company's Common Stock is traded on the National Association of Securities Dealers OTC Bulletin Board. Set forth below are the ranges of high and low trades for the periods indicated as reported by the NASD. The trades reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions. The Company's Common Stock began trading in March 1998.

         Quarter Ending              High                Low
         ------------------          -----               -----
         March 31, 1998              $2.50               $2.50

         June   30, 1998             $2.75               $2.00

         September 30, 1998          $3.25               $1.25

         December 31, 1998           $4.00               $2.00

         March 31, 1999              [no data available for this quarter]

         June 30, 1999               $5.00               $1.00

         September 30, 1999          $2.875              $0.50

         December 31, 1999           $2.00               $0.75

         The provisions in the Company's Articles of Incorporation relating to the Company's Preferred Stock would allow the Company's directors to issue Preferred Stock with rights to multiple votes per share and dividend rights which would have priority over any dividends paid

                                  Page 31 of ___
with respect to the Company's Common Stock. No dividends have been declared with respect to the Common Stock since the formation of the Company.

Item 2.       Legal Proceedings.

         None

Item 3.       Changes in and Disagreements with Accountants.

         Not applicable

Item 4.       Recent Sales of Unregistered Securities.

         The issuance of the shares of the Company's Common Stock to the former shareholders of EVI in the share exchange described at page 3 of this Statement was exempt from registration pursuant to Rule 504 of Regulation D, promulgated pursuant to the Securities Act of 1933, as amended (the "Act"). No underwriters were used and the Company did not pay any commissions in connection with the issuance of these shares.

         On March 2, 1999, the Company issued 200,000 shares of its Common Stock to Astris as payment for a ten year lease of Astris's fuel cell laboratory equipment and related assets.

         On September 22, 1998, the Company issued 200,000 shares of its Common Stock to the National Research Council of Canada ("NRC") as partial payment for a technology license from NRC to EVI and future considerations.

         The issuance of the shares of Common Stock to Astris and NRC was exempt from registration pursuant to Section 4(2) of the Act. All of these shares were acquired for investment purposes only and without a view to distribution. Both Astris and NRC were fully informed about matters concerning the Company, including its business, financial affairs and other matters and acquired the securities for their own accounts. The shares issued to Astris and NRC are "restricted" securities as defined in Rule 144 of the Securities Exchange Act of 1934, as amended (the "34 Act"). No underwriters were used and no commissions were paid in connection with the issuance of these shares.

         On May 5, 1999, the Company issued, pursuant to Rule 504 of Regulation D, promulgated pursuant to the Act, 2,000,000 shares of its Common Stock to an investor at 10 cents per share. These shares were exempt from registration pursuant to Section 4(2) of the Act. All of those shares were acquired for investment purposes only and without a view to distribution. The investors were fully informed about matters concerning the Company, including its business, financial affairs and other matters and acquired the securities for their own accounts. The shares issued were restricted securities as defined in Rule 144 of the 34 Act. Intertec Marketing Corp., a Barbados corporation which is 100% owned by 584822 Ontario Limited, which company is 100% owned by D. Wayne Hartford, is the beneficial owner of 1,000,000 of these shares of Common Stock, and 478,000 of these shares of Common Stock are owned by Bonhart Holdings Corporation, a Barbados corporation which is 100% owned by Hartford Investments Corporation, which is wholly-owned

                                  Page 32 of ___
by Bonita Ann Hartford, Mr. Hartford's spouse. No underwriters were used and no commissions were paid in connection with the issuance of these shares.

         Heller, Horowitz & Feit, P.C. ("HH&F"), a law firm located in New York, is the Company's general counsel in regard to United States legal matters. HH&F received payment of $140,000 worth of legal services. In addition, HH&F has been granted an option to purchase 200,000 shares of the Company's Common Stock at a price of not lower than $1.00 nor greater than $2.00 per share, depending upon certain formulae relating to the market price of the Company's common stock at the time HH&F elects to exercise such options.

Item 5.       Indemnification of Directors and Officers.

         The Delaware Business Corporation Act and the Company's Bylaws provide that the Company may indemnify any and all of its officers, directors, employees or agents or former officers, directors, employees or agents, against expenses actually and necessarily incurred by them, in connection with the defense of any legal proceeding or threatened legal proceeding, except as to matters in which those persons are determined not to have acted in good faith and in the best interest of the Company. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                  Page 33 of ___

                              ENERGY VENTURES INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED SEPTEMBER 30, 1999 AND 1998
                           (Expressed in U.S. Dollars)

                              ENERGY VENTURES INC.

                           SEPTEMBER 30, 1999 AND 1998


                                      INDEX




     1          AUDITORS' REPORT


     2          CONSOLIDATED BALANCE SHEETS


     3          CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS


     4          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


     5          CONSOLIDATED STATEMENTS OF CASH FLOWS


     6-13       NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                AUDITORS' REPORT


To the Board of Directors and Stockholders of Energy Ventures Inc.:


We have audited the accompanying consolidated balance sheets of Energy Ventures Inc. as at September 30, 1999 and 1998 and the consolidated statements of loss and comprehensive loss, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 1999 and 1998 and the results of its operations and its cash flows for the years then ended in conformity with United States generally accepted accounting principles.



Shimmerman Penn Burns Becker, LLP

Chartered Accountants

Toronto, Canada

February 21, 2000

                              ENERGY VENTURES INC.

                           CONSOLIDATED BALANCE SHEETS

                        AS AT SEPTEMBER 30, 1999 AND 1998
                           (Expressed in U.S. Dollars)

                                        Note           1999           1998
                                        ----           ----           ----

ASSETS

Current:
Cash                                               $     -         $ 2,772
Accounts receivable                                 27,150           4,194
Refundable investment tax credits       2          113,486          19,300
Prepaid expenses and sundry assets                  14,376           4,482
                                                 ---------       ----------
                                                   155,012          30,748
                                                 ---------       ----------
Long term:
Capital assets                          3          413,376             -
Licence and technology costs            4          353,822         393,960
                                                 ---------       ----------
                                                   767,198         393,960
                                                 ---------       ----------

TOTAL ASSETS                                     $ 922,210       $ 424,708
                                                 =========       ==========

LIABILITIES

Current:
Bank indebtedness                                  $ 7,898       $    -
Accounts payable and accrued liabilities           333,141           582,552
Advances from related company           5           65,600            45,865
Advances from director                  6          238,982            75,748
                                                 ---------         ---------

TOTAL LIABILITIES                                  645,621           704,165
                                                 ---------         ---------

STOCKHOLDERS' EQUITY

Capital stock                           7        1,246,802           146,802
Additional paid in capital              8          165,481           165,481
Accumulated other comprehensive earnings (loss)    (11,373)            8,204
                                                 ---------        ----------
                                                 1,400,910           320,487
Deficit                                         (1,124,321)         (599,944)
                                                 ---------        ----------
                                                   276,589          (279,457)
                                                 ---------        ----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY       $ 922,210        $  424,708
                                                 =========         =========


On Behalf of the Board:   __________________ Director  _______________ Director

                             See accompanying notes

                              ENERGY VENTURES INC.

             CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

                     YEARS ENDED SEPTEMBER 30, 1999 AND 1998
                           (Expressed in U.S. Dollars)

                                        Note           1999           1998
                                        ----           ----           ----

REVENUE                                            $ 44,736       $ 71,587
                                                   --------        --------

EXPENSES

Technology expense                                  274,428        165,343
Administrative fees                                  86,623         88,878
Legal and audit                                      48,804         55,369
Amortization                                         44,000           -
Professional fees                                    41,864         36,818
Office and general                                   26,715         28,039
Interest                                             19,622           -
Occupancy costs                                      13,793           -
Travel and promotion                                 13,264         12,973
                                                   --------        --------
                                                    569,113        387,420
                                                   --------        --------

NET LOSS                                           (524,377)      (315,833)

OTHER COMPREHENSIVE EARNINGS (LOSS)

Foreign currency translation adjustments            (19,577)         8,204
                                                    --------      ---------

COMPREHENSIVE LOSS                                $(543,954)     $(307,629)
                                                    ========       ========

BASIC AND DILUTED NET LOSS PER SHARE    10         $ (0.046)     $  (0.031)
                                                    ========       ========

                             See accompanying notes

                              ENERGY VENTURES INC.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                     YEARS ENDED SEPTEMBER 30, 1999 AND 1998
                           (Expressed in U.S. Dollars)




                                                Capital Stock                                        Accumulated
                                           ------------------------------   Additional                  other
                                           Number                            paid                    comprehensive
                                   Note    of Shares      Amount            in capital     Deficit   earnings (loss)    Total
                                   ----    ---------      ------           ------------    -------   ---------------    -----

BALANCE AS AT SEPTEMBER 30, 1997          10,237,579   $ 146,802            $ 165,481    $(284,111)       $   -         $ 28,172

Foreign exchange adjustment                    -             -                   -            -             8,204          8,204

Net loss for the year                          -             -                   -        (315,833)           -         (315,833)
                                        ------------  ---------------   ---------------  -----------  --------------   -----------

BALANCE AS AT SEPTEMBER 30, 1998          10,237,579     146,802              165,481     (599,944)         8,204       (279,457)

Shares issued                        7     2,400,000   1,100,000                 -            -               -        1,100,000

Foreign exchange adjustment                    -             -                   -            -           (19,577)       (19,577)

Net loss for the year                          -             -                   -        (524,377)           -         (524,377)
                                        ------------  ---------------   ---------------   ----------  ---------------  -----------

BALANCE AS AT SEPTEMBER 30, 1999          12,637,579  $1,246,802            $ 165,481  $(1,124,321)      $(11,373)     $ 276,589
                                          ==========   ==========          ===========    ==========    ===========    ===========


                              ENERGY VENTURES INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                     YEARS ENDED SEPTEMBER 30, 1999 AND 1998
                           (Expressed in U.S. Dollars)

                                                    1999        1998
                                                    ----        ----

CASH WAS PROVIDED BY (USED FOR):

OPERATING ACTIVITIES

Net loss                                          $(524,377)  $(315,833)
Items not affecting cash:
Amortization of capital assets                       44,000        -
Amortization of licence and technology costs         40,138      40,159
                                                   --------      -------
                                                   (440,239)   (275,674)

Changes in non-cash working capital items relating to operations:

Accounts receivable                                 (22,956)     (4,194)
Refundable investment tax credits                   (94,186)    (19,300)
Prepaid expenses and sundry assets                   (9,894)     32,911
Accounts payable and accrued liabilities            200,589     113,283
                                                   --------     --------
                                                   (366,686)   (152,974)
                                                   --------     --------

FINANCING ACTIVITIES

Advances from related company                        19,735      72,277
Advances from director                              163,234      75,748
Note payable                                           -        (45,175)
Issue of shares                                     200,000         -
                                                   --------     --------
                                                    382,969     102,850
                                                   --------     --------

INVESTING ACTIVITIES

Net purchase of capital assets                       (7,376)        -
                                                   --------     ---------

FOREIGN CURRENCY TRANSLATION ADJUSTMENTS            (19,577)      8,204
                                                   --------     --------

DECREASE IN CASH                                    (10,670)    (41,920)

Cash at the beginning of the year                     2,772      44,692
                                                  ---------      -------

CASH (BANK INDEBTEDNESS) AT THE END OF THE YEAR     $(7,898)    $ 2,772
                                                   ========      ======

ADDITIONAL INFORMATION

Interest paid                                     $  19,622     $   -
                                                   ========      ========

                              ENERGY VENTURES INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED SEPTEMBER 30, 1999 AND 1998
                           (Expressed in U.S. Dollars)


1.    ACCOUNTING POLICIES

       (a)     Principles of consolidation

               These consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries, Energy Ventures Inc. (Canada) and Energy Ventures International Inc., a Barbados company.

       (b)     Use of estimates

               The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       (c)     Capital assets

               Capital assets are stated at cost less accumulated amortization. Amortization has been provided at the following annual rates:

               Laboratory equipment       -        10% straight line
               Computer                   -        30% on the declining balance

       (d)     Licence and Technology costs

               Pursuant to an alliance agreement with National Research Council of Canada ("NRC") dated March 1, 1997, the company acquired a licence to certain Lithium Ion ("LI") technology for $10,000 Canadian.

               In addition, the company issued 200,000 common shares at an agreed fair value of $2.25 per share in March 1999, as well as 20,000 options with an exercise price of $2.25 per share expiring December 31, 2001, as consideration for the right to access other technologies developed by the NRC.

               The licence and technology costs are amortized on a straight-line basis over the term of the agreement.

                              ENERGY VENTURES INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                    YEARS ENDED SEPTEMBER 30, 1999 AND 1998
                          (Expressed in U.S. Dollars)

1.    ACCOUNTING POLICIES (continued)

       (d)    Licence and Technology costs (continued)

              Amortization of $40,138 (1998 - $40,159) has been included in technology expense in the statements of loss.

       (e)    Revenue recognition

              Revenue is recognized when earned under respective agreements.

       (f)    Foreign currency

              The financial statements are expressed in U.S. dollars.

              Current assets and liabilities denominated in Canadian dollars at year end are converted into U.S. dollars at the rates of exchange prevailing on that date. Transactions in Canadian dollars are recorded in U.S. dollars at the average rate of exchange for the operating period. Exchange gains and losses are reflected in the statement of loss.

              Exchange gains and losses resulting from the consolidation of subsidiaries are reflected as other comprehensive income and are included as a separate component of stockholders' equity.

 2.    REFUNDABLE INVESTMENT TAX CREDITS

       Energy Ventures Inc. (Canada) has incurred research and development expenditures for which it has estimated the amount of tax refunds available from the Canadian federal and provincial authorities. This estimate assumes that all claims will be duly filed within the prescribed time limits. The actual amount receivable may vary due to a review by the tax authorities of the technical and financial aspects of the claims.

 3.    CAPITAL ASSETS
                                                Accumulated       Net
                                         Cost   Amortization   Book Value

       Laboratory equipment           $456,236    $ 43,658      $412,578
       Computer                          1,140         342           798
                                      --------    ---------     ---------

                                      $457,376    $ 44,000      $413,376
                                       =======     =======       =======

                              ENERGY VENTURES INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                    YEARS ENDED SEPTEMBER 30, 1999 AND 1998
                          (Expressed in U.S. Dollars)

 4.    LICENCE AND TECHNOLOGY COSTS

                                                1999               1998
                                           --------------      -------------
                                                    Net                  Net
                                       Cost      Book Value    Cost  Book Value
                                       ----      ----------    ----  ----------

       Licence                       $7,229        $ 5,648    $7,229   $ 6,369
       Technology costs             450,000        348,174   450,000   387,591
                                    -------        -------   -------   -------

                                   $457,229       $353,822  $457,229  $393,960
                                    =======        =======   =======   =======

 5.    ADVANCES FROM RELATED COMPANY

       The advances are from a company controlled by the President and CEO of Energy Ventures Inc. The advances bear interest at 7% per annum and have no specific terms of repayment.

 6.    ADVANCES FROM DIRECTOR

       The advances are from the President and CEO of the company. The advances bear interest at 7% per annum and have no specific terms of repayment.

 7.    CAPITAL STOCK

       (a)    Authorized:

              The company is authorized to issue 50,000,000 common shares and 5,000,000 preferred shares each with a par value of $0.0001 per share.

       (b)    Issued:


                                                                                         Number of
                                                                                            Shares            Amount

              Issued capital - September 30, 1998                                        10,237,579      $    146,802
              Issued for payment of laboratory equipment                                    200,000           450,000
              Issued in satisfaction of debt related to acquisition
                 of licence and technology                                                  200,000           450,000
              Issued for cash                                                             2,000,000           200,000
                                                                                         ----------       -----------

                                                                                         12,637,579       $ 1,246,802
                                                                                         ==========        ==========



                              ENERGY VENTURES INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                    YEARS ENDED SEPTEMBER 30, 1999 AND 1998
                          (Expressed in U.S. Dollars)

 7.    CAPITAL STOCK (continued)

       (c)    Stock options:

              The Company has a stock option plan for directors, officers and service providers. The options may be exercised between the exercise date and the expiry date.

              The following options were outstanding on September 30, 1999:



                              Number of
                                Shares             Exercise Price               Exercise Date             Expiry Date

                             1,150,000                  $0.50                 Sep. 30/1999              Jan. 2/2001
                                20,000                   2.25                 Jan. 5/1999               Dec.31/2001
                                30,875                   2.25                 Sep. 30/1999              Jan. 2/2002
                                16,625                   2.25                 Sep. 30/2000              Jan. 2/2002
                               100,000                   1.50                 Aug. 11/1999              Aug. 1/2002
                               100,000                   1.50                 Aug. 1/2000               Aug. 1/2003
                               100,000                   1.50                 Aug. 1/2001               Aug. 1/2004

                             1,517,500


       (d)    Subsequent events

              Subsequent to the year end, 50,000 of the $0.50 options have been exercised and 200,000 were cancelled. In addition, 70,000 shares were issued for $2 each in payment for research and development services charged by one of the company's officers.

 8.    ADDITIONAL PAID IN CAPITAL

       Pursuant to an alliance agreement between Energy Ventures Inc. (Canada) and a battery technology company such party was to advance $361,402 to Energy Ventures Inc. (Canada) and was to receive an option to acquire 19.99% of the common shares of the company. Subsequently, the amount to be advanced was by agreement reduced to $165,481. The option was never exercised and has expired. The receipt of $165,481 has been added to the capital of the company.

                              ENERGY VENTURES INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                    YEARS ENDED SEPTEMBER 30, 1999 AND 1998
                          (Expressed in U.S. Dollars)

 9.    FINANCIAL INSTRUMENTS

       The carrying value of the financial instruments approximates their fair value due to the short term maturity of these instruments.

10.    BASIC AND DILUTED NET LOSS PER SHARE

       Basic and diluted net loss per share is calculated on the basis of the weighted average number of common shares outstanding for the period. Stock options have not been included in the calculation of diluted net loss per share as the effect of potential exercise of stock options would be anti-dilutive.

11.    INCOME TAXES

       Energy Ventures Inc. (Canada) has non-capital losses for Canadian income tax purposes of approximately $1,425,000 Canadian (1998 - $815,000 Canadian) available to be applied against future taxable income. These losses expire between the years 2004-2006. Energy Ventures Inc. (Canada) also has approximately $1,025,000 Canadian (1998 - $60,000 Canadian) of research and development qualified expenditures available to be applied against future taxable income. These expenditures may be carried forward indefinitely.

       There has been no provision for income taxes as the company has incurred operating losses for which it is currently unable to recognize a benefit.

       A reconciliation of income taxes at the statutory income tax rates to net income taxes included in the statement of loss is as follows:

                                                     1999        1998
                                                     ----        ----

       Benefit at Canadian statutory rate            44.6%       44.6%
       Valuation allowance                          (44.6)      (44.6)
                                                    ------       -----

                                                       -   %       -   %
                                                    ======      =======

                              ENERGY VENTURES INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                    YEARS ENDED SEPTEMBER 30, 1999 AND 1998
                          (Expressed in U.S. Dollars)


11.    INCOME TAXES (continued)

       The company has recorded a valuation allowance for the entire amount of the net deferred tax asset. The net deferred income tax asset is comprised of the following at September 30, 1999:

                                                                       CDN$
       Net operating loss carryforwards                             $635,550
       Unclaimed research and development expenditure pool           457,150
       Refundable investment tax credit                              (46,000)
       Capital assets included in research and
            development expenditures                                (284,000)
                                                                     -------
                                                                     762,700
       Valuation allowance                                          (762,700)
                                                                     -------

       Net deferred tax assets                                    $     -
                                                                   ===========

12.    RELATED PARTY TRANSACTIONS

       (a) During the year, the company was charged $142,900 (1998 - $146,400) for the management services of the President and CEO by a corporation controlled by him. Accounts payable includes $131,700 (1998 - $93,200) payable to this corporation.

       (b) During the year, the company was charged $102,300 by one of its officers for research and development services.

13.    COMMITMENTS

       (a)    Lease

              The company is committed to the following annual payments in respect of the rental of premises:

              2000                    -                         $ 24,575
              2001                    -                           24,575
              2002                    -                           24,575
              2003                    -                           24,575
              2004                    -                            6,145
                                                                --------
                                                                $104,445

                              ENERGY VENTURES INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                    YEARS ENDED SEPTEMBER 30, 1999 AND 1998
                          (Expressed in U.S. Dollars)

13.    COMMITMENTS (continued)

       (b)    National Research Council

              Pursuant to the agreement between the company and NRC referred to in note 1(d), NRC is entitled to receive 40% of net receipts for licencing the LI technology as well as a royalty of 2% of net sales of products manufactured by the company using the LI technology.

              The company has agreed to provide NRC with funding of a minimum of $100,000 Canadian and a maximum of $500,000 Canadian each year for purposes of ongoing research and development of the LI and other technology. The NRC will contribute by providing research and development resources at a preferred billing rate.

       (c)    Licence Agreement

              On October 22, 1998, Energy Ventures Inc. (Canada) entered into a licence agreement to use certain alkaline fuel cell technology. Energy Ventures Inc. (Canada) paid $25,000 Canadian on execution of the agreement with respect to first year royalties. Any sales of product manufactured using such alkaline fuel cell technology will be subject to a royalty of 2.5% during the first four years and 2% during the next six years. There will be a minimum annual royalty of $10,000 Canadian beginning January 1, 2000. The obligation to pay royalties will cease on December 31, 2008 or when the total royalties paid reach $5,000,000 Canadian.

14.    INFORMATION ABOUT GEOGRAPHIC AREAS

                                                       1999
                                          --------------------------------------
                                     Canada       U.S.      Barbados      Total
                                     ------       ----      --------      -----

       Identifiable assets:

       Current                    $ 150,678    $ 3,391      $   943   $ 155,012
       Long term                    767,198        -             -      767,198
                                   --------    --------        -----   --------

                                  $ 917,876    $ 3,391      $   943   $ 922,210
                                   ========    ========        =====   ========

       Revenue                    $  44,736    $   -        $    -    $  44,736
       Expenses                     533,548     32,862        2,703     569,113
                                   --------    --------     ---------  --------

       Net loss                   $(488,812)   $(32,862)    $(2,703)  $(524,377)
                                   ========    ========     =========  ========

                              ENERGY VENTURES INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                    YEARS ENDED SEPTEMBER 30, 1999 AND 1998
                          (Expressed in U.S. Dollars)

14.    INFORMATION ABOUT GEOGRAPHIC AREAS (continued)

                                                       1998
                                          --------------------------------------
                                     Canada       U.S.      Barbados      Total
                                     ------       ----      --------      -----


       Identifiable assets:

       Current                    $  25,552   $  2,500      $  2,696   $ 30,748
       Long term                    393,960        -             -      393,960
                                   --------  ------------      -----   --------

                                  $ 419,512   $  2,500      $  2,696  $ 424,708
                                   ========   =========     ========   ========

       Revenue                    $  21,587   $   -         $ 50,000  $  71,587
       Expenses                     333,696     15,892        37,832    387,420
                                   --------    --------     --------   --------

       Net earnings (loss)        $(312,109)  $(15,892)     $ 12,168  $(315,833)
                                   ========    ========     ========   ========

15.    COMPARATIVE FIGURES

       Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

16.    UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

       The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers, or other third parties, have been fully resolved.

                              Energy Ventures Inc.

                                   (Unaudited)
                           (Expressed in US Dollars)
                            Condensed Balance Sheets



                                                                   June 30,        September 30,
                          ASSETS                                     2000             1999
                                                                  (unaudited)         ----
                                                                  -----------

CURRENT ASSETS
       Cash and Short Term Deposits                               $ 227,431           $      -
       Accounts Receivable                                           38,192             27,150
       Refundable Investment Tax Credits                            108,328            113,486
       Prepaids Expenses                                             72,173             14,376
                                                                      -----              -----
          TOTAL CURRENT ASSETS                                      446,124            155,012
                                                                    -------            -------

LONG TERM ASSETS
       Capital Assets                                               436,893            413,376
       License and technology costs                                 323,834            353,822
                                                                     ------             ------
          TOTAL LONG TERM ASSETS                                    760,727            767,198
                                                                    -------            -------

          TOTAL ASSETS                                           $1,206,851          $ 922,210
                                                                  =========          =========

   LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
       Bank Indebtedness                                                  -           $  7,898
       Accounts payable and accrued liabilities                    $480,463            333,141
       Advances from related company                                 54,340             65,600
       Advances from director                                       201,989            238,982
       Debentures payable                                           506,826                  -
                                                                     ------             ------
          TOTAL CURRENT LIABILITIES                               1,243,618            645,621
                                                                    -------             ------

STOCKHOLDERS' EQUITY (DEFICIT)
       Preferred stock - par value $0.0001
             (authorized - 5,000,000 shares; issued and
             outstanding - 0 shares)                                      -                  -
       Common stock - $0.0001 par value (authorized -
          50,000,000 shares; issued and outstanding -
          12,957,579 and 12,637,579 shares)                       1,601,802          1,246,802
       Additional paid-in capital                                   690,856            165,481
       Deferred Compensation Charges                               (525,375)                 -
       Accumulated other comprehensive earnings (loss)               (3,525)           (11,373)
                                                                     ------           --------

           TOTAL EQUITY                                           1,763,758          1,400,910
                                                                  ---------
       Deficit                                                   (1,800,525)        (1,124,321)
                                                                 ----------         ----------
       Stockholders' Equity                                         (36,767)           276,589
                                                                    -------            -------
       TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 1,206,851            922,210
                                                                  =========


      See notes to condensed financial statements.

                              Energy Ventures Inc.
                       Condensed Statements of Operations
                                   (unaudited)
                           (Expressed in US Dollars)


                                 Three months ended June 30,               Nine months ended June 30,
                                 ---------------------------               --------------------------
                                        2000              1999                  2000              1999
                                        ----              ----                  ----              ----

REVENUES                            $ 66,675            $6,612              $200,025           $ 8,023

EXPENSES

  Technology Expense                 107,126            54,800               359,079           192,972
  Administration Fees & Salaries      17,749            22,289                65,976            65,207
  Legal and Audit                     84,499               306               182,902            20,239
  Amortization                        27,892            21,257                72,830            61,183
  Professional Fees                    4,634             7,338                43,418            28,684
  Office and General                  21,840             4,451                43,565            14,752
  Financing Fees & Interest           51,120                 -                63,714                 6
  Occupancy Cost                       7,137             6,018                21,804            10,174
  Travel and Promotion                10,746             3,318                22,941             8,462
                                      ------             -----                ------             -----
TOTAL EXPENSES                       332,743           119,777               876,229           401,679

NET LOSS                            (266,068)         (113,165)             (676,204)         (393,656)

NET LOSS PER SHARE OF COMMON STOCK-
  BASIC AND DILUTED                  $(0.021)                                $(0.053)
                                ================                          ============

WEIGHTED AVERAGE NUMBER OF COMMON
  SHARES OUTSTANDING              12,814,356                              12,782,583
                                ================                          ============


See notes to condensed financial statements.

                              Energy Ventures Inc.
                       Condensed Statements of Cash Flows
                                   (unaudited)
                           (Expressed in US Dollars)




                                                               Nine months ended June 30,
                                                               ----------------------------
                                                                       2000            1999
                                                                       ----            ----

OPERATING ACTIVITIES
      Net loss                                                    $(676,204)     $ (393,656)
      Items not affecting cash:
      Legal Expense                                                 131,019               -
      Amortization                                                   72,830          61,183
             Net change in non-cash working capital
             balances related to operations                          92,621         (47,348)
                                                                   --------          ------
             Net cash used by operations                           (379,734)       (379,821)

INVESTING ACTIVITIES
      Capital Asset purchases                                       (66,359)         (2,647)
                                                                     ------         -------
 FINANCING ACTIVITIES
      Issuance of common stock                                      215,000         200,000
      Advances from related company                                 (11,260)         (1,970)
      Advances from director                                        (36,993)        199,536
      Debentures payable                                            506,826               -
                                                                    -------         -------

             Net cash from financing activities                     673,573         397,566

NET INCREASE IN CASH                                                227,480          15,098

FOREIGN CURRENCY TRANSLATION ADJUSTMENTS                              7,849         (17,041)

CASH (BANK INDEBTEDNESS) AT BEGINNING OF PERIOD                      (7,898)          2,772
                                                                     ------           -----

      CASH AT END OF PERIOD                                         227,431             829
                                                                  ==========        =======
Interest Paid                                                     $  28,589        $      6


See notes to condensed financial statements.

                              ENERGY VENTURES INC.

                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  June 30, 2000

                                   (unaudited)

1.       Basis Of Presentation:
     The interim financial statements are unaudited, but in the opinion of management reflect all adjustments necessary for a fair presentation of results of such periods. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for a full fiscal year.

     The condensed balance sheet as of September 30, 1999, is derived from the audited financial statements but does not include all disclosures required by generally accepted accounting principles. The notes accompanying the financial statements in the Company's Registration Statement on Form 10-SB for the year ended September 30, 1999, include accounting policies and additional information pertinent to an understanding of both the September 30, 1999, condensed balance sheet and the interim financial statements. The information has not changed substantially except as a result of normal transactions in the nine months ended June 30, 2000, and as discussed in the following notes.

2.       Stock Transactions:
     During the three  months ended June 30, 2000,  the Company  issued  200,000 shares of common stock for $140,000 of legal services and issued 100,000 shares to a director and officer upon the exercise of stock options.

                                    PART III

Index to Exhibits*
                                                                            Page
                                                                            ----
Exhibit 2.1   Articles of Incorporation of the Company,
                as amended, and Bylaws
Exhibit 2.2   Articles of Incorporation of EVI, and Bylaws
Exhibit 2.3   Articles of Incorporation of Energy Ventures
                International Inc., and Bylaws
Exhibit 3     Instruments Defining the Rights of Security Holders
Exhibit 4     Subscription Agreement
Exhibit 5     Voting Trust Agreement
Exhibit 6     Material Contracts
Exhibit 6.1   Agreement with National Research Council of Canada
Exhibit 6.2   Agreement with Pacific Lithium Limited
             (Confidentiality no longer requested)
Exhibit 6.3   Agreement with Young Poong
Exhibit 6.4   Agreements with Industrial Research Assistance Program        36
Exhibit 6.5   Agreements with Astris Energi Inc. and Astris Inc.
Exhibit 6.6   Agreement with T&G Corporation
Exhibit 6.7   Consulting Agreement with Dr. Kordesch and Kordesch
                and Associates
Exhibit 6.8   Agreement with Northern Securities Inc.
Exhibit 6.9   Employment Agreement with Terrance B. Kimmel
Exhibit 7     Material Foreign Patents
Exhibit 8     Plan of Acquisition, Reorganization, Arrangement,
              Liquidation, etc.
Exhibit 27    Financial Data Schedule

* All exhibits were previously filed except for Exhibit 6.4 which is filed herewith.

                                  Page 34 of ___

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    ENERGY VENTURES INC.


Date: September 5, 2000              By:    /s/ D. Wayne Hartford
                                           ---------------------
                                           D. Wayne Hartford
                                           President and Chief Executive Officer


Date: September 5, 2000              By:    /s/ Peter F. Searle
                                           -------------------
                                           Peter F. Searle
                                           Vice President of Finance


                                  Page 35 of ___